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DATE : 8/22/02

All Nippon Airways Co., Ltd.

File No. 82-1569

ARS

3-31-01

Annual Report 2001

For the Year Ended March 31, 2001


ANA





ANA

A STAR ALLIANCE MEMBER

Consolidated Financial Highlights

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2001 and 2000

	Yen (Millions) except per share amounts		U.S. dollars (Thousands) except per share amounts
	2001	2000	2001
For the Year:			
Operating revenues	**¥1,279,635**	¥1,209,647	**$10,327,966**
Operating expenses	**1,197,392**	1,178,088	**9,664,181**
Operating income	**82,243**	31,559	**663,785**
Income (loss) before income taxes and minority interests	**63,289**	(22,689)	**510,807**
Net income (loss)	**40,286**	(15,201)	**325,149**
At Year-End:			
Total assets	**1,451,420**	1,534,617	**11,714,447**
Total shareholders' equity	**150,500**	97,456	**1,214,689**
Per Share Data:			
Net income (loss)	**¥27.75**	¥(10.54)	**$0.224**
Net income assuming full dilution	**24.80**	–	**0.200**
Number of shares issued (weighted average)	**1,451,543,761**	1,442,100,771	

Notes: 1. U.S. dollar amounts in this report are translated, for convenience only, at the rate of ¥123.9=US$1, the approximate exchange rate as of March 31, 2001.
2. As of March 31, 2001, there were 113 consolidated subsidiaries and 32 equity-method subsidiaries and affiliates.
3. For further information, see notes to consolidated financial statements.

Forward-Looking Statements

This annual report contains statements based on ANA's current plans, estimates, strategies, and beliefs; all statements that are not statements of historical fact are forward-looking statements. These statements represent the judgments and hypotheses of the Company's managers based on currently available information. Air transportation, the Company's core business, involves government-mandated costs that are beyond the Company's control, such as airport utilization fees and fuel taxes. In addition, conditions in the markets served by the Company are subject to significant fluctuations. It is possible that these conditions will change dramatically due to a number of factors, such as trends in technologies, demand, prices, and economic environments; foreign exchange rate fluctuations; and others. Due to these risks and uncertainties, it is possible that the Company's future performance will differ significantly from the contents of this annual report. Accordingly, there is no assurance that the forward-looking statements in this annual report will prove to be accurate.

Contents

The airline industry has entered an era of full and open competition, and All Nippon Airways Co., Ltd. (ANA), approaching that competition as a source of new business opportunities, is responding with aggressive management initiatives. For example, ANA led the industry with the introduction of a variety of fares that better meet customer needs. These fares have been highly evaluated by our customers, and as a result our competitiveness has been enhanced and our market presence has been dramatically heightened. Over the past 50 years, ANA has worked continuously to record steady growth, expanding its network from the skies of Japan to the skies of countries around the world. Today, ANA is Japan's most trusted airline, and in the years ahead ANA will strive to further enhance the factors of fundamental quality, the starting

On Track for Renewed Growth

point for all airline operations. As we maintain and strengthen the trust of our customers, we will continue to take up the challenge of achieving new growth as one of the world's premier airlines. ANA is on track for renewed growth.



Raising Quality Standards

Fundamental quality is the starting point for all of ANA's operations, and, accordingly, we work continually to improve it further.

Fundamental quality comprises four factors that are directly related to the satisfaction of customers in the provision of air transportation services—safety, on-time operation, comfort, and convenience.

Safety is the basis of fundamental quality and is more important than anything else. That is why we make safety the responsibility not just of flight crews, mechanics, and cabin crews but of every ANA employee. Rigorous safety training and focused attention are needed to ensure safety.



On ANA's 220,000 flights a year, some 1,800 flight crew members, 3,100 mechanics, and 4,500 cabin crew members place safety first so that customers can enjoy ANA flights with peace of mind (Note 1).



On-time operation is an important factor for all transportation companies, and ANA's on-time departure rating places the Company in a high rank worldwide. In addition, we now have interdepartmental project teams that are working to further improve our on-time performance.

In providing comfortable travel services, ANA utilizes its originality to ensure that passengers are satisfied with their experience on ANA flights. We have established a significant lead over competing airlines in the provision of in-flight service and entertainment that meet customer needs. Examples include our popular bar counters and our highly regarded meal service.

Through superior performance in the fundamental factors outlined above, ANA provides its customers with high-quality air transportation services. This alone, however, is not sufficient to achieve customer satisfaction.



To make it even more convenient and easier for customers to choose ANA, we are paying close attention to customer opinions about all areas of our operations, including flight schedules, reservations, ticket issuance, and ground handling, and we are responding to those opinions with a range of improvements and new ideas.

Our ongoing efforts to enhance our performance in each of these four fundamental factors of quality are solidifying the trust that customers have placed in ANA and strengthening the ANA brand.



Note 1:
Numbers of Employees
Numbers of employees are for the parent company.

Further Reinforcing Our Core Domestic Routes

ANA's operational foundation is its domestic route network, which covers all of Japan. The Company has continued to expand its route network since its establishment, and, as of June 2001, the ANA Group, including subsidiaries Air Nippon Co., Ltd. (ANK), and Air Hokkaido Co., Ltd. (ADK), operated 794 flights a day on 150 routes. We now serve 45.5 million passengers a year. With a market share on domestic routes of about 50%, we have pulled far ahead of our competitors.

We believe that our success in earning the trust of our customers is the reason why we have become the leading domestic airline. We are continually working from the customer's point of view, and we have become a leader in air transportation service by taking the initiative in meeting the expectations of our customers. In February 2000, we entered the era of liberalized airfares when the Japanese law regulating aviation was revised. ANA moved aggressively to set new discount fares, such as *Chowari*, which offers one-way transportation on any of ANA's domestic routes for ¥10,000, and worked to stimulate passenger demand. *Chowari* alone was utilized by 1.2 million passengers in the year under review. ANA's competitive superiority is clearly demonstrated in its dominant position in the domestic market.


ANA


UNIVERSAL STUDIOS JAPAN
OFFICIAL AIRLINE ANA

At the same time, we have instituted thorough yield management and highly effective fare-setting, and, as a result, we were able to raise revenues in the year under review even in the midst of ongoing fare liberalization. The objective of yield management is to maximize revenue



per aircraft. To efficiently sell a limited number of seats, we do not simply try to increase the number of passengers; we work to achieve our goals by using discount fares in accordance with seasons and periods of time. In the era of liberalized fares, successfully increasing profitability is a major challenge for airlines—one that may well determine corporate survival. ANA has turned fare liberalization to its advantage and succeeded in raising profitability.

In July 2000, in response to the increase in take-off and landing capacity at Haneda airport, we increased flights on eight routes, including the Tokyo–Matsuyama route. Highly profitable domestic routes are centered on Haneda, which is the largest domestic hub. This expanded flight schedule has enabled the ANA Group to reinforce its operational base for domestic routes.


ANA
ANK

ANA is the official airline for Universal Studios Japan, and in commemoration of its opening we operated the ANA Woody Jet in the year under review, which drew considerable attention. ANA's popularity in Japan continues to grow.

Fortifying Our International Presence with Star Alliance

Due to the suspension of service on several low-demand routes between Osaka (Kansai) and Europe, the scale of our international operations declined in the year ended March 31, 2001. Nonetheless, we managed to take advantage of favorable demand to secure an increase in passenger numbers. The number of passengers in the highly profitable first and business classes rose 15% and 27% from the previous year, and the profitability of our operations on international routes increased significantly.

Our membership of Star Alliance was one of the primary reasons for this increased profitability. Including ANA, Star Alliance consists of 15 members. It is the world's largest airline alliance, with about 10,000 flights a day and service to 894 cities in 129 countries as of March 2001. ANA has marketing tie-ups with all of the member airlines and access to their sales channels. With our reputation for quality, sales of ANA flights have been favorable, and we have made progress in bolstering our own overseas sales organization. In a short period, we have been able to significantly strengthen our sales capabilities overseas, which had been a rather difficult task to accomplish.




ANA

We are working aggressively to increase profitability on international routes, even to the extent of reorganizing our route network. In accordance with the management principle of "selection and concentration" that is spelled out in our medium-term corporate plan, we are reorganizing and reducing our flights through Osaka (Kansai) and focusing our management resources on routes through Narita. Business demand is an important factor that controls profitability on international routes. We are moving ahead with the suspension of service on low-demand routes, such as those between Osaka (Kansai) and Europe, for which there is no expectation of growth in business demand. From Osaka (Kansai), the Honolulu route enjoys high demand and popularity, and accordingly


ANA

On Track for Renewed Growth

we inaugurated service on this route in March 2000, thereby securing a new source of stable revenues. In January 2001, flight operations commenced at Air Japan Co., Ltd. (AJX), a new low-cost subsidiary. Certain Osaka (Kansai) routes are being transferred to AJX. In May 2002, a new runway will open at Narita. We are approaching this development as a new business opportunity and plan to use it to increase profitability further. One example will be the start of daily service on key Narita routes.

The idea of using the highly convenient Haneda airport for international routes has become a reality. In February 2001, late night/early morning international charter flights from Haneda were approved, and ANA subsequently operated flights to Honolulu and Guam. Haneda is ANA's hub, and, because transferring from domestic flights to international flights is extremely easy, the operation of international flights from Haneda has considerable advantages for ANA. We plan to move aggressively to take advantage of this new opportunity.

The number of loyal ANA customers is steadily increasing, with membership of the ANA Mileage Club rising by 1.4 million in the past year, to more than 6.8 million as of June 2001. ANA's presence on international routes continues to grow.


ANA
ANA MILEAGE CLUB
Platinum

Pursuing Customer Convenience and Satisfaction

Our management policy of "pursuing customer convenience and satisfaction" means that we directly ask customers for their opinions and strive to provide air transportation services that meet their specific needs. To that end, we conducted a customer survey in December 2000, paid careful attention to the comments we received from about 12,000 respondents, and instituted specific measures designed to make ANA the most convenient airline for passengers.

Customers want to be able to make reservations at any time, from any location. As the latest step in our ongoing efforts to meet that need, in April 2001 we instituted a new system that enables reservations to be made 24 hours a day, even over the telephone (Note 2). During the late night/early morning hours when our reservation center is not staffed, reservations can now be made through the use of V-Navi voice activated terminals. By August 2000, we had become the first airline in Japan to enable customers to complete ticket reservation and payment using cellular phones, permitting reservations to be made 24 hours a day from any location. We have also eliminated the deadline for purchasing tickets that have been reserved for domestic routes (Note 3). Since June 2001, customers have been able to purchase reserved tickets at any point up to the time of departure, a significant step forward in enhancing convenience for our customers. We call this ANA original boarding service *Rakunori*.



ANA provides a highly convenient reservation system that makes full use of information technology. Internet reservations are already popular, and we expect their use to increase further. Accordingly, to make it easier for customers to use ANA Group airlines, we are expanding ticketless service in Japan. With this extremely convenient service, after a reservation is made, the ticket can be picked up the day of departure at the airport as long as payment is made in advance through any of a number of payment methods, such as over the Internet with a credit card, at a convenience store, or at the post office. Customers can also take advantage of *Prewari*, which reduces fares by 2%.

In July 2000, we began operation of a Tokyo–Osaka shuttle service in conjunction with JAL and JAS. The three airlines cooperate in operating the flights and have




Welcome to Shuttle

established a schedule that is convenient for business travelers. The shuttle service has proved very popular, with a monthly average load factor typically above 70%. In April 2001, the convenience of the service was enhanced further when the number of shuttle flights was increased.

To realize the objective spelled out in our corporate slogan—The First Choice—we will strive to be the airline that is selected first by customers. In the years ahead, the ANA Group will continue to aggressively take on the challenges of enhancing customer satisfaction.

Note 2:
24-Hour Service

Reservations, cancellations, confirmations, and ticketless service handled through V-Navi are exclusively for the use of ANA Mileage Club members.

Note 3:
Ticketing Time Limit

A system with deadlines for ticket purchase was formerly used on domestic routes. Under this system, reservations were canceled if payment was not received within six days of the date the reservation was made. This system was used for many years to increase efficiency in selling seats, but customers requested an improved system.

Accelerating Our Growth

On April 1, 2001, former President and CEO Kichisaburo Nomura assumed the office of Chairman and I, Yoji Ohashi, moved from Senior Executive Vice President to President and CEO.

In the fiscal year under review, ended March 31, 2001, ANA's consolidated operating revenues reached ¥1,279.6 billion, operating income ¥82.2 billion, and net income ¥40.2 billion. Each of these numbers represents a record high for the Company. The ANA Group is implementing the current medium-term corporate plan, which covers the four-year period ending March 2003, and we believe that our strong results are largely attributable to the profit-oriented route restructuring that we have implemented in accordance with the plan's fundamental management principle of "selection and concentration." A contribution to improved profitability was also made by the introduction of new discount fares in response to fare liberalization and changing customer needs. The *Chowari* fare, for example, which is only ¥10,000 on any flight on any route, has proven to be extremely popular. Other factors supporting our performance included improved sales capabilities on international routes, which resulted from tie-ups with Star Alliance member airlines and from efforts to strengthen our own overseas sales capabilities, and reductions in indirect fixed costs. However, to improve the Company's financial position, an extraordinary loss was recorded by the parent company following a valuation loss on investments in subsidiaries and affiliates. As a result, ANA recorded a net loss on a non-consolidated basis, leaving the Company with no choice but to continue the suspension of dividend payments.



The ANA Group's operating environment in the year under review was marked by continued liberalization and globalization in the airline industry and by higher customer standards for airline service. We have entered an era in which success requires extraordinary effort. Looking ahead, the Japanese economy is in a deflationary phase and the U.S. economy is slowing, so there is no doubt that our operating environment will become even more challenging.

In order to survive in these business conditions, ANA must steadfastly adhere to the management principle of "selection and concentration" outlined in its medium-term corporate plan. We will further accelerate the pace of management reforms and transform ANA into a stronger corporate group. We will then strive to become one of the world's leading airlines and return the Company to a course of stable dividend payments, which is my primary mission as president.

In achieving those goals, the Company's most important challenge will be continued dedication to the fundamental quality factors that are indispensable for an airline. Those factors are safety, on-time operation, comfort, and convenience, and we will strive to achieve further improvement in each one of them. Safety is the foundation of management and the source of a customer's trust in an airline, and we consider the improvement of safety to be a social mission—one that we will make an unstinting effort to fulfill.

Another important factor in achieving our goals will be the attitudes of the employees who actually implement the reforms in their workplaces. The progress that the Company has achieved with the medium-term corporate plan has begun to make employee attitudes even more positive and enthusiastic. There is a stronger fighting spirit in the Company, with individual employees recognizing what needs to be done and then taking the initiative to see that it is carried out. I am convinced that the management principle centered on "selection and concentration" is steadily taking root throughout the Company.

With regard to the future direction of our operational activities, we are making progress with the transformation to a corporate organization that can respond rapidly to a changing operating environment. We have, for example, introduced new performance evaluation standards for the ANA Group, which we call ANA's Value Creation. We have also implemented a senior vice president system and reorganized our marketing and sales divisions.

The ANA Group is supported by its air transportation business. Domestically, we are improving the overall operating efficiency of the Group by centering ANA's route development on highly profitable Haneda routes and transferring low-demand routes to Air Nippon Co., Ltd. (ANK). The Company is also implementing a number of measures to raise profitability. Leveraging its domestic market share of about 50%, ANA is striving to act as the price leader and strengthening its yield management. In addition, we are offering discount fares that meet the expectations of customers, increasing the number of shuttle flights, and taking steps to improve customer convenience, such as establishing a 24-hour reservation service and eliminating the deadline for purchasing tickets after reservations are made. On international routes, the expansion of take-off and landing capacity at Narita in May 2002 will enable ANA to implement a long-standing plan by offering more highly profitable routes. By concentrating aircraft, personnel, and other management resources on Narita routes and enhancing our tie-ups with Star Alliance members, we will build a more profitable, competitive network. We will also expand the network of Air Japan Co., Ltd. (AJX), which operates low-cost flights. In hotel operations, we will implement a number of measures to raise the profitability of each hotel and build value as a hotel chain. In addition, we will reduce interest-bearing debt by liquidating assets.

Subsequently, we will take steps to achieve growth over the long term in our core business of air transportation. While striving to grasp emerging business opportunities, ANA will invest from a medium to long term perspective in aircraft and in areas that support the airline business, such as information technology, facilities, and airport terminals. At the same time, we will continue to reduce interest-bearing debt as outlined in the medium-term corporate plan. By improving profitability, we will be able to augment shareholders' equity.

Finally, in order to turn our corporate slogan—The First Choice—into reality, we will thoroughly implement the fundamental factors of quality, enhance shareholder value and customer value, and work to realize our goal of being the airline that customers turn to first. We will strive toward achieving that goal to ensure that our reforms are successful and that we return to a course of steady growth as soon as possible.

We look forward with confidence and anticipation.

August 2001



Yoji Ohashi
President and Chief Executive Officer

Progress in Implementing the Medium-Term Corporate Plan

Q1 *Please give us an overview of the airline industry in the year ended March 31, 2001, and tell us about the progress that ANA has made in implementing its medium-term corporate plan.*

Ohashi After the Japanese law regulating aviation was revised in February 2000, airfares were fully liberalized, even on domestic routes. The airline industry, which of course plays a key role in public transportation, is now governed by the market principle of competition based on independent action.

In the year ended March 31, 2001, the ANA Group recorded revenues on domestic routes of ¥672.5 billion, an increase of 2.9%, or ¥18.7 billion, from the previous year. One reason for the increase was the introduction of new discount fares, such as the *Chowari* fare, which is ¥10,000 on all flights on all routes. These fares boosted personal travel demand. Another reason for the increase was improved yield management. Operating conditions on international routes were also favorable, and on North American, European, and Asian routes the numbers of first- and business-class passengers increased. In the year ended March 31, 2001, revenues on international routes totaled ¥207.4 billion, an increase of 14.8%, or ¥26.6 billion. We also made continued progress in operational tie-ups with other airlines. Star Alliance, the world's largest airline network, consists of 15 members (Note 4). We are entering an era in which we must give tie-ups a central role in management and must recognize that the world's strongest companies cannot continue to struggle against each other.

To meet the goals spelled out in our medium-term corporate plan, we have accelerated the pace of reforms, and we are now seeing the results of operational restructuring based on the management principle of "selection and concentration." As planned, we have moved ahead with domestic route development centered on Haneda and international routes concentrated on Narita, and our performance in air transportation was better than expected. In hotel operations, we securitized the ANA Hotel Tokyo and used the resulting funds to retire debt. As a result, we were able to reduce interest-bearing debt by about ¥50.0 billion.

We registered record high results in the year under review, clearing the plan's targets by a significant margin. Accordingly, we were able to reduce our consolidated deficit from ¥64.3 billion at the previous year-end to ¥24.0 billion at the end of the year under review. In addition, following the conversion of convertible bonds, we were able to increase shareholders' equity, which had been a cause for concern, by ¥53.0 billion. As a result, the shareholders' equity ratio improved from 6.4% at the end of the previous year to 10.4%.

A solid level of cash flow provided by operations and the securitization of the ANA Hotel Tokyo enabled us to reduce debt, and bonds were steadily converted to equity during the year.

Note 4:
Star Alliance Member Airlines:
ANA, United Airlines, Lufthansa, SAS, Air Canada, Varig Brazilian, Air New Zealand, Ansett Australia, Thai Airways, Singapore Airlines, Austrian Airways, British Midland, Lauda Air, Mexicana Airlines, and Tyrolean Airways.

Consolidated Operating Income


(¥ Billions)
100
80
60
40
20
0
82.2
57.7
49.6
31.5
36.6
Actual Results
Medium-Term Corporate Plan
2000/3
2001/3
2002/3 (Planned)
2003/3 (Planned)

Business Composition by Segment


Revenues
Travel 10.4%
Hotel 5.7%
Other 13.1%
Air Transportation 70.8%
Domestic 48.5%
International 17.1%
Incidental 5.2%
Operating Income
Travel 1.8%
Hotel 4.5%
Other 7.6%
Air Transportation 86.1%

* Figures include intercompany transactions.

Interest-bearing debt was reduced by ¥176.6 billion, to ¥935.7 billion at year-end (excluding lease obligations). As a result, the debt/equity ratio was 6.2, down by about half from 11.4 at the previous year-end. Our financial position is steadily improving.

Although we are left with no choice but to continue to suspend dividend payments, we made significant progress in the past year, including the steady progress in management structural reforms and the improved financial position.

Q2 *ANA has completed the second year of its medium-term corporate plan. How has the Company's cost structure changed?*

Ohashi Looking at the cost structure of the parent company, although rising aviation fuel prices had the effect of increasing operating expenses by about ¥20.0 billion in the year under review, we were able to hold the net increase in operating expenses to ¥8.9 billion. This was due to cost savings achieved through the reorganization of flights through Osaka (Kansai), to reduced usage fees for flight operation support equipment (Note 5), and to cuts in personnel expenses and indirect fixed costs. As a result, unit costs (operating expenses per available seat-kilometer) increased from ¥10.2 in the previous year to ¥10.4 in the year under review. Nonetheless, the results of our cost-containment efforts are demonstrated by the fact that, after adjusting for increased fuel expenses, unit costs have declined.

Personnel expenses account for a significant proportion of our costs, and accordingly we have worked to lower these expenses, reducing the number of employees in the ANA Group as a whole by 945, to 29,358. On a non-consolidated basis, personnel expenses were down ¥1.4 billion in the year under review. In addition, after discussions with the unions, in April 2001 we implemented wage reductions for ANA employees. In the two years since we initiated our medium-term corporate plan, we have reduced costs by about ¥40.0 billion on a non-consolidated basis. We are working to establish a position as a highly competitive airline as soon as possible.

Unit Costs


(¥/ASK)
15
12
9
6
3
0
Consolidated
Non-consolidated
1997/3
1998/3
1999/3
2000/3
2001/3

Personnel Expenses per ASK (Non-consolidated)


(¥)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1997/3
1998/3
1999/3
2000/3
2001/3

Note 5:
Usage Fees for Flight Operation Support Equipment

Fees for the use of such facilities as radar, radio equipment, and control communications equipment are collected by the government and transferred to a special fund for airport maintenance.

Q3 *Please tell us about ANA's strategy for growth on domestic routes.*

Ohashi The liberalization of fares started with the revision of the Japanese law regulating aviation in February 2000. This has been a favorable development for ANA. Our *Chowari* fare, ¥10,000 on all flights on all routes, has become a hit product used by 1.2 million passengers in the year under review. The introduction of *Chowari* and other aggressive new discount fares has stimulated personal travel and contributed significantly to the development of new demand for air transportation. Also, ANA's yield management techniques have improved dramatically. We have attained high levels in our ability to set fares so that revenues for each flight are maximized and in the degree of precision we can exercise in reservation management. We have basically completed the foundation needed for success in the era of liberalized fares.

We will focus our aircraft, personnel, and other management resources on the highly profitable routes through Haneda, which is the world's sixth largest airport with more than 50 million passengers a year. We can expect continued growth in passenger numbers on domestic routes in the years ahead, and that is why we have positioned these routes as our most important business area.

To raise the Group's operating efficiency, we are restructuring our routes in line with passenger demand. Routes that can be more efficiently operated by subsidiary Air Nippon Co., Ltd. (ANK), are being transferred from ANA in stages.

Routes Competing with JR's Bullet Train (Quarterly)


(%)
130
120
110
100
90
Shuttle Flight Started in July 2000
124.7
121.8
119.1
114.5
109.2
107.5
106.4
104.0
103.5
99.2
97.5
99.5
Tokyo – Osaka
Other JR Competing Routes
Overall
Q1 (2000/6)
Q2 (2000/9)
Q3 (2000/12)
Q4 (2001/3)

* % change in number of passengers from the corresponding period of the previous year

In the year under review, 5 routes, including the Kansai–Miyazaki route, were transferred to ANK. Over the past two years, we have transferred 14 routes (Note 6), and we expect to transfer 2 more, including the Sapporo–Fukushima route, in the year ending March 31, 2002.

The shuttle service has been another success, with the number of passengers on the Tokyo–Osaka shuttle increasing 24.7% in the year under review, to 2.8 million. The important Tokyo–Osaka route is the third largest domestic route in terms of passenger revenues, and the rate of growth in passenger numbers on the route is much higher than that on other routes. We expect considerable demand on the Tokyo–Osaka route in the years ahead.

Domestic route operations are the ANA Group's core business area, contributing 48.5% of operating revenues. In the future, we will continue working to further improve convenience, to maintain a 50% market share for the Group as a whole, and to further raise profitability.

Q4 *How will the Company raise profitability on international routes?*

Ohashi We will improve profitability on international routes by concentrating management resources on Narita routes, which are expected to enjoy strong business demand.

In the fiscal year under review, the scale of our operations on international routes as measured in available seat-kilometers declined by 3.9% compared with the previous year. This decline was attributable to our reorganization of Osaka (Kansai) routes, including the suspension of service on certain European routes, and to our use of smaller aircraft, such as a shift from Boeing 777s to Boeing 767s on our Shanghai and Singapore routes. Air Japan Co., Ltd. (AJX), which was established as a low-cost airline, took over from ANA on the Osaka (Kansai)–Seoul route from January 2001 and on the Osaka (Kansai)–Guam route from March 2001. In the future, we will use Osaka (Kansai) as a base for Asian and resort routes, for which demand is comparatively strong.

Note 6:
Routes Transferred to ANK over the Past Two Years

Year ended March 2000
Kansai–Matsuyama
Kansai–Sendai
Kansai–Kumamoto
Hiroshima–Hakodate
Hiroshima–Aomori
Fukuoka–Sendai
Fukuoka–Niigata
Fukuoka–Akita
Fukuoka–Kushiro

Year ended March 2001
Sapporo–Shonai
Kansai–Miyazaki
Kansai–Nagasaki
Kanasi–Shonai
Kansai–Memanbetsu

Although we streamlined our operations, passenger numbers were supported by a rapid increase in business demand, and profitability on international routes improved significantly. This reflects efforts to bolster our marketing capabilities, which included using the sales channels of other Star Alliance members and reinforcing our own sales organization overseas.

As a result of higher numbers of first- and business-class passengers, we expect profitability on international routes to improve in the year ending March 2002. Subsequently, the opening of the new runway at Narita in May 2002 will be a major turning point for ANA, and thereafter we expect to achieve significant improvements in profitability. Our response to the expansion of Narita will not require significant capital investment because we will be able to increase the number of flights by effectively utilizing assets that we already have, such as aircraft, hangars, ground equipment, and personnel.

After the runway is completed, ANA will have an excellent opportunity to grow by making full use of its networks and alliances. We will take advantage of this opportunity to significantly improve the profitability of our international routes and return our international operations to a solid, profitable footing.

Q5 *In hotel operations, what progress has been made with restructuring? Also, what are ANA's plans for the future?*

Ohashi We have sold overseas hotel properties that were unprofitable. In September 2000, we sold a golf course that had been held by ANA Hotels Hawaii, Inc., and in March 2001 we liquidated ANA Hotels Hawaii. With these measures, we have almost completed our reorganization of unprofitable overseas hotel operations. In contrast, our hotels in Vienna and Sydney both earned record high profits in the year under review. These performances were attributable to strong demand, to marketing efforts attuned to customer needs, and to cost-reduction initiatives. Each hotel achieved a high gross operating profit (GOP, Note 7) and registered a level of results that placed it in the top class in its region.

In domestic hotel operations, we have implemented a restructuring plan that clarifies responsibility and authority through the separation of ownership and operations. Specifically, in December 2000, we established ANA Hotels, Ltd., to provide chain hotel headquarters functions. In March 2001, we established two companies. One, ANA Hotels Management Co., Ltd., assists hotel companies by serving as a head office and furnishing support services, providing human resources, and meeting the responsibilities of ownership of ANA Group hotels. The other, ANA Hotel Tokyo Co., Ltd., operates the ANA Hotel Tokyo. With these steps, we completed the framework of our operational restructuring plan. We have built a system that facilitates a focus on hotel operations, centered on general managers. As a first class domestic hotel chain, we will utilize our brand and the strengths of our chain network as we work to raise GOP further.

In accordance with the medium-term corporate plan, we securitized the ANA Hotel Tokyo, which had been owned by subsidiary ANA Enterprises, Ltd., in March 2001. We subsequently applied about ¥50.0 billion obtained through the securitization to the retirement of interest-bearing debt and thereby were able to reduce both assets and debt in our hotel operations. We will reduce interest-bearing debt further in the future, and we are now considering the securitization of other domestic hotels.

In our hotel operations, the most important concept is to improve the profitability of each hotel. The reform measures that were instituted at the ANA Hotel Hakata will be applied to other domestic hotels in the future.

Note 7:
GOP (Gross Operating Profit)
GOP is profit before interest expenses and depreciation and amortization. GOP is a standard measure of hotel profitability.

Restructuring of Domestic Hotel Operations



Investors
Hotel Management Support Division
Hotel Operations
Real estate investment companies
Hotel management company
Chain headquarters functions
Local hotel companies
Operating functions
Hotel assets, holding of land, buildings, etc.
ANA Hotels, Ltd. (Established: December 2000)
ANA Hotel Tokyo Co., Ltd. (Established: March 2001)
ANA Hotel A
ANA Hotel B
Hotel A
Hotel B
Hotel C
etc.
etc.
❶❸
❶❷
❶❷
ANA Hotels Management Co., Ltd.
(Established: March 2001)
❶ Support functions ❷ Human resource provider functions ❸ Ownership functions

Strategy to Strengthen the Company's Financial Position

Q6 *During the year under review, ANA decided to acquire new aircraft in the year ending March 2003. Will the Company still be able to reduce interest-bearing debt as planned?*

Ohashi Our medium-term corporate plan, which covers the four-year period ending March 2003, calls for us to reduce interest-bearing debt by ¥420.0 billion. In the year under review, we achieved reductions of about ¥220.0 billion, including lease obligations. The balance at year-end was ¥1,357.0 billion (including lease obligations), and in the year ending March 2002 we plan to reduce it by a further ¥100.0 billion.

Capital expenditure in the year under review totaled ¥94.3 billion, within the limits of cash flow provided by operations of ¥148.7 billion. In the future, we will focus capital expenditure on areas that are essential to air transportation operations, such as aircraft and information systems, and maintain the scale of investment at a level that can be funded with cash flow provided by operations.

In the year ending March 2002, in accordance with the medium-term corporate plan, ANA will not introduce any new aircraft. ANK, however, will introduce six aircraft, including four Boeing 737-500s. Five of these aircraft will be acquired under operating leases. Capital expenditure for the ANA Group, including aircraft and other investment, will total ¥90.0 billion.

In the year ending March 2003, ANA plans to acquire nine Boeing 767-300ERs. Five of these will be used to accommodate the expansion of Haneda and the other four will replace Airbus A321-100s, a move intended to increase operational efficiency through model standardization. Limiting our fleet to a smaller number of types of aircraft will help us to cut costs. We will, for example, be able to reduce our parts inventories. This step will have the effect of reducing expenses by about ¥15.0 billion annually from the year ending March 2004. This capital expenditure will be held within the limits of cash flow.

We also plan to lower interest-bearing debt with funds recovered from domestic hotel operations, which we plan to securitize after enhancing their profitability and asset value. We have made steady progress in reducing interest-bearing debt and will continue to do so in the years ahead.

Interest-Bearing Debt (Including lease obligations)



(¥ Billions)
2,000
1,500
1,000
500
0
2000/3
2001/3
2002/3
(Planned)

Cash Flows and Capital Expenditure



(¥ Billions)
200
150
100
50
0
Cash Flows from Operations
Capital Expenditure
1997/3
1998/3
1999/3
2000/3
2001/3

Q7 | How will ANA use information technology to enhance convenience?

Ohashi | We are making full use of advanced information technology as we strive to be an airline that is highly convenient for customers.

The use of the Internet is spreading rapidly, and ANA, which has been using the Internet for reservations and payment since 1997, has devoted considerable resources to effectively utilizing information technology. In October 1999, we initiated a service enabling customers in Japan to pay at convenience stores or the post office. We subsequently diversified payment methods further, adding bank transfer, Internet debit payment, and cash and ticketless services. We have also worked to increase convenience for corporate customers. In October 2000, we began ANA@desk, a business support service for corporations. In the fiscal year ended March 2001, ANA received about five million seat reservations over the Internet, and in the year ending March 2002 we expect that number to reach 10 million. In addition, among travel industry sites, ANA's web site is the clear leader in Japan in terms of access numbers.

We are also offering convenient services to users of cellular phones, such as seat availability inquiries and reservation services, which customers have been able to use since February 1999. More than one-third of people in Japan have a cellular phone, and the number of reservations made over cellular phones continues to increase.

Through the effective use of information technology, we have completed a framework under which it is possible to make reservations 24 hours a day, anytime, anywhere. This has dramatically raised customer convenience.

In addition, the increase in the number of reservations made over the Internet or by using cellular phones will enable us to streamline the workforce assigned to reservation centers and to trim sales costs. Therefore, we expect these services to result in significant cost reductions.

We believe that the use of leading-edge information technology is an indispensable part of success in the airline industry. In terms of enhancing customer convenience, our strong information technology capabilities place us far ahead of other companies, and we are conducting R&D to ensure that we maintain that lead.

Seat Reservations via the Internet



(Million seats)
12
10
8
6
4
2
0
1999/3
2000/3
2001/3
2002/3 (Estimate)

Organizational Reform

Q8 What organizational reforms is the Company implementing to make sure that the goals of the medium-term corporate plan are met?

Ohashi Rapid management decision making is essential in responding to change. That is why in April 2001 we introduced a senior vice president system and reduced the number of directors by 6, to 16. We want directors to have an overall view of Group management issues and senior vice presidents to have clear-cut responsibility for their administrative areas. In addition, to ensure transparent management practices, we plan to establish management advisory boards with people from outside the Company serving as advisers. Our goal is to build a management system that is founded on sound corporate governance practices.

Organizationally, we have integrated marketing functions in the Alliance and International Affairs Section, which will enable us to rapidly bolster our sales capabilities and offer services based on customer needs.

In order to ensure that management practices based on the creation of enterprise value are thoroughly implemented throughout the ANA Group, we have introduced new performance evaluation standards, which we call ANA's Value Creation (AVC). AVC is calculated by subtracting the cost of capital from post-tax business profits. With the introduction of AVC, we have completed a system for evaluating the performance of managers, and now we are gradually introducing an appraisal system linked to corporate performance.

Shareholder-Centered Management

Q9 What can you tell us about the resumption of dividend payments?

Ohashi At this point, we need to strengthen the Company so that it can support the steady payment of dividends. In the past year, we reduced our consolidated deficit by ¥40.3 billion, to ¥24.0 billion at the end of March 2001.

However, we expect international route revenues to decline in the year ending March 2002 due to the slowdown in the U.S. economy and to the fact that it will be the first full fiscal year since we streamlined our international route network through Osaka (Kansai). Even taking into account increased revenues on domestic routes, we anticipate a decline in total operating revenues. Nonetheless, we will carefully target our sales capabilities and strive to achieve revenue growth.

A contribution to profits will be made by the decline in expenses that followed the elimination of service on unprofitable routes. We also anticipate about ¥10.0 billion in expense reductions as a result of lower airport landing fees, lower sales commissions, and lower personnel costs resulting from wage cuts for all employees. However, the depreciation of the yen has the effect of inflating certain expenses, and measures to increase customer convenience—such as the enhancement of our reservation system and the augmentation of our ticket-issuing capabilities at airports throughout the country accompanying the expansion of ticketless service—entail significant expense increases. As a result, our corporate plan forecasts a decline in profits in the year ending March 2002.

We are, however, making steady progress with structural reforms, and we are confident that the declines in revenues and profits that we anticipate in the year ending March 2002 are nothing more than a temporary stage on the course to steady growth. To establish a competitive advantage, we must make investments to enhance customer convenience, and we are targeting operating income that is level with the year under review, which will be sufficient to cover those investments. We will redouble our efforts to increase revenues and reduce costs.

The year ending March 2003 will bring significant opportunities for ANA, specifically the expansion of take-off and landing capacity at Haneda and Narita. The productivity of our aircraft will increase significantly and our profitability will recover rapidly. We will strive to ensure that we take advantage of the new runway at Narita to make a significant leap forward, achieve strong growth, re-establish dividend payments, and thereby meet the expectations of shareholders.

Future Management Direction

Q10 *Would you please describe ANA's management direction in the year ending March 2003, a turnaround year for the Company, and thereafter?*

Ohashi From the year ending March 2003, our operating environment will offer significant opportunities. On domestic routes, the take-off and landing capacity at Haneda will be higher, and on international routes the new runway at Narita will be open. The elements for a new stage of growth for ANA will be in place, and there will be an excellent chance for us to significantly raise our profitability. Accordingly, our management direction will be based on the principle of "selection and concentration," and we will move in the direction of "creativity and growth."

The word "creativity" refers to the creation of enterprise value, of customers and markets, and of the next era of human resources. The word "growth" includes expectations for solid growth of the Company, growth of business profits, and growth of individuals and organizations.

In Group management, our growth strategy places air transportation at the center of the Group's operations, and as we implement that strategy we will endeavor to strengthen the corporate constitution so that it can sustain dividend payments. We will establish a Group management system, bolster our financial position, improve efficiency in the use of capital, and enhance profitability in air transportation operations. We will also work to achieve profitability on international routes by actively using our competitive network centered on Narita and our alliances.

Finally, ANA will strive to maintain the trust and regard of its customers and shareholders, to create a corporate culture suitable for the 21st century, and to infuse its management with a common value system that is shared throughout the ANA Group.

1. The ANA Group

The ANA Group comprises 147 subsidiaries and 54 affiliates. Of those companies, 113 are consolidated subsidiaries and 32 are accounted for by the equity method. The Group's operations are classified into four business segments: air transportation, travel services, hotel operations, and other businesses. For each segment, the fields of business and the operational positions of the parent company, subsidiaries, and affiliates are described below.

As of March 31, 2001 Operational segment	No. of subsidiaries	of which, consolidated	of which, equity method	No. of affiliates	of which, equity method
Air Transportation	28	27	–	7	4
Travel Services	16	13	–	4	3
Hotel Operations	26	25	–	5	4
Other Businesses	77	48	6	38	15
Group Total	147	113	6	54	26

Air Transportation

The ANA Group's air transportation operations and other operations using aircraft are centered on All Nippon Airways Co., Ltd.; subsidiaries Air Nippon Co., Ltd. (ANK), and Air Japan Co., Ltd. (AJX); and affiliate Nippon Cargo Airlines Co., Ltd. These operations principally comprise the provision of passenger, cargo, and mail air transportation. Incidental operations include airport customer services, telephone reservation and information services, and the maintenance of ANA's aircraft and are provided by International Airport Utility Co., Ltd., ANA TELEMART Co., Ltd., ANA Aircraft Maintenance Co., Ltd., and other companies. Airport passenger, handling, and maintenance services are also provided to domestic and overseas airlines that are not members of the ANA Group.

Travel Services

Travel packages are structured and sold under the brand names ANA Hallo Tour and ANA Sky Holiday, mainly by All Nippon Airways World Tours Co., Ltd., ANA Sky Holiday Tours Co., Ltd., and All Nippon Airways Travel Co., Ltd. These operations comprise the development and sale of products that mainly use the air transportation services of ANA or ANK and accommodation at ANA hotels. Overseas, ANA World Tours (Europe) Ltd. and other companies provide a range of services to customers traveling on ANA Hallo Tour brand packages and sell airline tickets and travel products.

Hotel Operations

Subsidiaries and affiliates, centered on ANA Enterprises, Ltd., develop and operate hotels in Japan and overseas. A wide range of services is provided in Japan and overseas, including lodging, meals, banquets, and wedding receptions.

Other Businesses

Group companies provide communications, trading and sales, real estate, building management, ground transportation and distribution, aircraft equipment maintenance, and other services. ANA Information Systems Planning Co., Ltd., Infini Travel Information, Inc., and others principally develop terminals and software for airline-related information. All Nippon Airways Trading Co., Ltd., and others conduct operations centered primarily on the import of airline-related materials and on sales through stores and catalogs. ANA Real Estate Co., Ltd., and other companies carry out the sale, rental, and management of real estate, and affiliate Jamco Corporation and others provide the maintenance of aircraft equipment. All Nippon Airways Co., Ltd., and ANA Group subsidiaries and affiliates are customers for these products and services.

2. Operational Review

Operating Environment and Performance

In the year under review, the Japanese economy showed continued indications of an internally led recovery, centered on the corporate sector. At the end of the fiscal year, however, there were signs that cast doubt on the undertone of the recovery, such as a reduction in exports caused by the slowdown in the U.S. economy. In addition, the unemployment rate reached record high levels and consumer spending remained sluggish. Business conditions did not undergo a full-fledged recovery.

In this setting, the Company implemented reforms in accordance with the medium-term corporate plan covering the four-year period ending March 2003 that ANA initiated in May 1999. In air transportation, ANA instituted a flexible fare policy suitable for liberalization, worked to implement "selection and concentration" in its operations, including the reorganization and suspension of routes, and upgraded its sales system. In hotel operations, ANA securitized certain hotel assets and reorganized domestic hotel operations. Companywide measures included the promotion of further cost reductions. As a result of these measures, consolidated and non-consolidated results significantly exceeded the forecasts made at the beginning of the fiscal year. Accordingly, the Company was able to considerably reduce its consolidated deficit. In the year ending March 2002, the Company will strive to meet the goals spelled out in its medium-term corporate plan and to improve the enterprise value of the entire group by further raising profitability and bolstering its financial position. In the year ending March 2003 and thereafter, the Company will work to further strengthen its corporate constitution so that it can sustain continued dividend payments by formulating a new medium-term corporate plan and following a growth strategy for Group management that positions air transportation as the core field of operations.

Summary of Financial Results

ANA and consolidated subsidiaries

Years ended March 31,	Yen (Millions) except per share amounts 2001	2000
Operating revenues	**¥1,279,635**	¥1,209,647
Operating expenses	**1,197,392**	1,178,088
Operating income	**82,243**	31,559
Non-operating income (expenses)	**(18,954)**	(54,248)
Income (loss) before income taxes and minority interests	**63,289**	(22,689)
Income taxes	**19,151**	(5,476)
Minority interests in income (loss) of consolidated subsidiaries	**3,852**	(2,012)
Net income (loss)	**¥ 40,286**	¥ (15,201)
Per share data:		
Net income (loss)	**¥27.75**	¥(10.54)
Net income assuming full dilution	**24.80**	–
Cash dividends	**–**	–

Operating Revenues


(¥ Billions)
1,500
1,200
900
600
300
0
1997/3
1998/3
1999/3
2000/3
2001/3

Operating Income (Loss)/Net Income (Loss)


(¥ Billions)
Operating Income (Loss)
Net Income (Loss)
100
80
60
40
20
0
−20
1997/3
1998/3
1999/3
2000/3
2001/3

Years ended March 31,	Yen (Millions) 2001	2000
Passenger revenues	**¥ 813,156**	¥ 778,765
Domestic	**635,576**	621,188
International	**177,580**	157,577
Cargo revenues	**68,649**	67,763
Domestic	**28,246**	27,682
International	**40,403**	40,081
Incidental and other revenues	**397,830**	363,119
Total	**¥1,279,635**	¥1,209,647

Note: Operating revenue figures are the amounts after the elimination of intra-segment and inter-segment transactions.

Operating Data and Yields

	2001	2000
Domestic Passengers:		
• Passengers (thousands)	**45,509**	45,431
• Available seat-km (ASK, millions)	**61,074**	60,093
• Revenue passenger-km (RPK, millions)	**38,469**	38,411
• Passenger load factor (%)	**63.0**	63.9
• Passenger yield (¥/RPK)	**17.5**	17.0
International Passengers:		
• Passengers (thousands)	**4,378**	3,999
• Available seat-km (ASK, millions)	**32,446**	33,772
• Revenue passenger-km (RPK, millions)	**24,124**	22,510
• Passenger load factor (%)	**74.4**	66.7
• Passenger yield (¥/RPK)	**8.6**	8.0
Domestic Cargo:		
• Cargo ton (ton)	**434,333**	420,846
• Cargo ton-kilometer (ton-km)	**414,627**	400,360
• Cargo ton-kilometer yield (¥/ton-km)	**68.2**	69.2
International Cargo:		
• Cargo ton (ton)	**192,997**	195,384
• Cargo ton-kilometer (ton-km)	**1,136,225**	1,178,446
• Cargo ton-kilometer yield (¥/ton-km)	**35.6**	34.0
Unit costs (¥/ASK)	**10.5**	10.3

Notes: 1. Domestic and international figures include the operations of the parent company ANA and subsidiaries Air Nippon Co., Ltd. (ANK), Air Japan Co., Ltd. (AJX), and Air Hokkaido Co., Ltd. (ADK).
2. Figures for passenger yield, cargo ton-kilometer yield, and unit costs are the weighted averages of the figures for ANA, ANK, AJX, and ADK.

Available Seat-km



(ASK, Billions)
Domestic
International
100
80
60
40
20
0
1997/3
1998/3
1999/3
2000/3
2001/3

Revenue Passenger-km



(RPK, Billions)
Domestic
International
80
60
40
20
0
1997/3
1998/3
1999/3
2000/3
2001/3

Operating revenues in the year under review increased 5.8%, to ¥1, 279.6 billion. Growth in operating expenses, which amounted to ¥1,197.3 billion, was limited to 1.6%, and operating income was ¥82.2 billion, an increase of 160.6%.

In non-operating items, the Company recorded extraordinary income on the sale of fixed assets and marketable securities as well as extraordinary losses—a loss on sale of marketable securities and an appraisal loss on investment securities. Accordingly, non-operating expenses declined from ¥54.2 billion in the previous year to ¥18.9 billion in the year under review. As a result, pre-tax profitability improved significantly, with income before income taxes and minority interests of ¥63.2 billion in the year under review, compared with loss before income taxes and minority interests of ¥22.6 billion in the previous year. After income taxes, including the impact of accounting for deferred income taxes, and minority interests, net income for the year under review was ¥40.2 billion, compared with a net loss in the previous year of ¥15.2 billion.

Operating Revenues

The Group's operating revenues consist of passenger revenues; cargo revenues; and incidental business and other revenues, such as travel services and hotel operations. Detailed information regarding passenger revenues and cargo revenues is provided below.

Passenger Revenues

Passenger revenues in the year under review increased 4.4%, to ¥813.1 billion. Domestic routes accounted for 78.2% of the total, and international routes for 21.8%.

Domestic Passenger Revenues

On domestic routes, demand declined in the first half of the year under review due to the eruption of Mt. Usu and to the Kyushu-Okinawa Summit 2000. With fares deregulated, however, competition among airlines resulted in the availability of a wide range of discount fares, which led to growth in demand for personal travel. Overall, the number of passengers increased from the previous year.

As a result, passenger revenues rose 2.3%, to ¥635.5 billion, in the year under review. The number of passengers edged up 0.2%, to 45.5 million. Available seat-kilometers increased 1.6%, and passenger-kilometers rose 0.1%. As a result, the load factor declined 0.9 percentage points, to 63.0%. Nonetheless, passenger yield improved to 17.5 ¥/RPK, from 17.0 ¥/RPK in the previous year.

International Passenger Revenues

In the year under review, tourism demand on international routes was favorable, with record highs in numbers of both inbound and outbound travelers. In addition, business demand recorded a significant recovery.

As a result, on international routes, passenger revenues increased 12.7%, to ¥177.5 billion, and the number of passengers grew 9.5%, to 4.4 million. Available seat-kilometers declined 3.9%, while passenger-kilometers increased 7.2%. Thus, the load factor rose 7.7 percentage points, to 74.4%. Passenger yield increased to 8.6 ¥/RPK, from 8.0 ¥/RPK in the previous year.

Cargo Revenues

Cargo revenues rose 1.3%, to ¥68.6 billion. Domestic cargo revenues accounted for 41.1% of the total, and international cargo revenues for 58.9%.

Domestic Cargo Revenues

Although domestic cargo volume rose 3.2%, to 434 thousand tons, revenues increased only 2.0%, to ¥28.2 billion, due to declining prices. In the year under review, the number of flights taking off or landing at Haneda rose, and cargo from parcel delivery companies and IT-related shipments remained favorable. As a result, demand was strong throughout the year.

Also, the eruption of Mt. Usu disrupted the rail shipping network, and it required about two months before service was restored. Air cargo was used as a substitute shipping method between Honshu and Hokkaido, which led to a significant increase in cargo shipments.

The volume of domestic mail shipments expanded 4.6%, to 78 thousand tons, and domestic mail revenues rose 2.2%, to ¥10.6 billion.

Load Factor


(%)
Domestic
International
80
75
70
65
60
0
1997/3
1998/3
1999/3
2000/3
2001/3

Passenger Yield


(¥/RPK)
Domestic
International
20
15
10
5
0
1997/3
1998/3
1999/3
2000/3
2001/3

International Cargo Revenues

International cargo volume decreased 1.2%, to 193 thousand tons, and revenues edged up 0.8%, to ¥40.4 billion. Favorable economic conditions in North America and Asia contributed to strong demand for cargo shipments, especially for IT-related semiconductors and electronic equipment. In the second half of the fiscal year, however, the U.S. economy decelerated, and demand for shipments to North America and to Asia, which is a major production base for goods destined for the United States, declined significantly from the previous term. In inbound cargo, imports of IT-related products, such as personal computers and cellular phones, remained solid. Demand was also strong for shipments of textiles and fresh foods from China and Southeast Asia and, due to the depreciation of the Euro, for shipments of general consumables from Europe. To provide improved services, in April, we introduced PRIO, a priority service for international cargo, and we worked to further expand our services in response to new corporate strategies for cargo shipments.

The volume of international mail shipments increased 5.1%, to 8 thousand tons, and international mail revenues rose 1.0%, to ¥2.1 billion.

Incidental and Other Revenues

The ANA Group worked to expand revenues from the provision of ground support services, including check-in and baggage handling services, and from in-flight sales. As a result, revenues in the year under review totaled ¥82.7 billion, an increase of 11.9%.

For information on business segments other than air transportation—travel services, hotel operations, and others—refer to Section 5. Segment Information (page 28).

Operating Expenses

Although aircraft expenses and reservations, sales and advertising expenses increased by large margins from the previous year, other costs declined. As a result, operating expenses rose 1.6% overall, to ¥1,197.3 billion. Details are as follows.

	Yen (Millions)	
Years ended March 31,	**2001**	2000
Aircraft	**¥ 378,293**	¥ 357,002
Aircraft and flight operations	**303,208**	284,152
Aircraft maintenance	**75,085**	72,850
Services	**299,925**	302,628
In-flight services	**59,543**	62,029
Flight control and ground handling	**240,382**	240,599
Reservations, sales and advertising	**221,038**	200,197
General and administrative	**29,241**	39,604
Depreciation and amortization	**59,333**	58,441
Other costs	**209,562**	220,216
Total	**¥1,197,392**	¥1,178,088

Aircraft expenses grew 6.0%, to ¥378.2 billion. Aircraft and flight operations expenses rose 6.7% due to higher fuel expenses. Aircraft maintenance expenses increased 3.1% as a result of increased parts purchases.

Services expenses decreased 0.9%, to ¥299.9 billion. In-flight services expenses declined 4.0%, due primarily to ANA's re-evaluation of in-flight services. Flight control and ground handling expenses edged down 0.1%, principally as a result of reduced landing and navigation fees for ANA.

Reservations, sales and advertising expenses were up 10.4% owing to increased sales-related purchasing and to other increases.

General and administrative expenses were down 26.2% due to significant increases in efficiency in staff departments.

Depreciation and amortization increased 1.5% due to purchases of aircraft by ANA and ANK.

Other costs declined 4.8%, to ¥209.5 billion in the year under review. This was primarily attributable to reduced expenses at subsidiaries, including trading company operations.

Non-Operating Income (Expenses)

	Yen (Millions)	
Years ended March 31,	**2001**	2000
Interest and dividend income	**¥ 9,537**	¥ 8,466
Gain on sale of property and equipment	**14,538**	4,504
Interest expenses	**(35,079)**	(38,950)
Loss on sale of marketable securities	**(488)**	(474)
Equity in income of affiliates	**251**	427
Other — net	**(7,713)**	(28,221)
Total	**¥(18,954)**	¥(54,248)

The Company recorded net non-operating expenses of ¥18.9 billion, a significant reduction from ¥54.2 billion in the previous year. Interest and dividend income rose 12.7%, to ¥9.5 billion. Gain on sale of property and equipment increased more than threefold, from ¥4.5 billion in the previous year to ¥14.5 billion in the year under review. This figure includes profit on the sale of hotel assets accompanying the securitization of the ANA Hotel Tokyo.

Interest expenses decreased 9.9%, to ¥35.0 billion, due primarily to a 15.9% decline in interest-bearing debt, to ¥935.7 billion. Another contributing factor was a lower average rate on interest-bearing debt during the year.

Loss on sale of marketable securities increased 3.0%, to ¥0.4 billion. Equity in income of affiliates was ¥0.2 billion, compared with ¥0.4 billion in the previous year.

Other expenses—net declined significantly from ¥28.2 billion in the previous year to ¥7.7 billion in the year under review. Three factors resulted in this decline. Foreign exchange profit was ¥2.0 billion in the year under review, compared with a foreign exchange loss of ¥9.2 billion in the previous year. A related company loss of ¥5.2 billion was recorded in the previous year but not in the year under review, and special retirement expenses were ¥5.7 billion in the previous year but ¥1.2 billion in the year under review.

3. Financial Condition and Cash Flows

	Yen (Millions)	
Years ended March 31,	**2001**	2000
Net cash provided by operating activities	**¥ 148,796**	¥ 77,249
Net cash used in investing activities	**(17,964)**	(85,207)
Net cash (used in) provided by financing activities	**(158,359)**	45,640
Net (decrease) increase resulting from changes in exchange rates and scope of consolidation	**(2,196)**	15,146
Net (decrease) increase in cash and cash equivalents	**¥ (29,723)**	¥ 52,828
Cash and cash equivalents at end of year	**207,717**	237,440

Net Cash Provided by Operating Activities



(¥ Billions)
160
120
80
40
0
1999/3
2000/3
2001/3

Interest-Bearing Debt (Excluding lease obligations)



(¥ Billions)
1,200
900
600
300
0
1997/3
1998/3
1999/3
2000/3
2001/3

Due to a significant improvement in revenues, centered on air transportation, net cash provided by operating activities totaled ¥148.7 billion.

In accordance with the principle of "selection and concentration" outlined in its medium-term corporate plan, the Company invested in aircraft and realized assets, including the securitization of hotel assets. As a result, net cash used in investing activities was ¥17.9 billion. In addition to free cash flow of ¥130.8 billion, the conversion of convertible bonds progressed satisfactorily, and interest-bearing debt (loans and debentures) at year-end was down by ¥176.6 billion from the previous year-end.

Net cash used in financing activities was ¥158.3 billion, and the year-end balance of cash and cash equivalents was ¥207.7 billion, a decline of ¥29.7 billion from the previous year-end.

The balance of short- and long-term debt for the past two years is as follows.

	Yen (Millions)	
March 31,	**2001**	2000
Short-term debt:		
Loans, principally from banks	**¥ 82,165**	¥ 102,586
Long-term debt, including current portion:		
Loans, principally from banks	**469,736**	575,051
Notes and bonds	**383,829**	434,703
Total	**¥935,730**	¥1,112,340

In response to a request by ANA, Japan Credit Rating Agency, Ltd., provides a rating on long-term bonds issued by ANA. As of August 2001, this rating was A. Rating and Investment Information, Inc., gave ANA a BBB+ credit rating as of August 2001. Management believes that these credit ratings present no difficulties with regard to the procurement of funds.

4. Facilities

Based on the principle of "selection and concentration," the ANA Group conducts capital expenditure with the goals of improving safety, competitiveness, and profitability. Capital expenditure in the year under review, which was principally for aircraft in air transportation operations, amounted to ¥94.3 billion. Information for each operational segment is provided below.

	Yen (Millions)	
Years ended March 31,	**2001**	2000
Air transportation	**¥ 90,787**	¥ 96,413
Travel services	**1,474**	423
Hotel operations	**2,709**	18,186
Other businesses	**8,407**	5,295
Subtotal	**103,377**	120,317
Intercompany eliminations	**(8,986)**	(9,501)
Total	**¥ 94,391**	¥110,816

Notes: 1. Figures represent the book values of tangible and intangible fixed assets.
2. Figures do not include consumption tax.

Air Transportation

Purchases of aircraft and aircraft parts and advance payments on aircraft purchases made by ANA and ANK totaled ¥61.0 billion. Six passenger aircraft deliveries were accepted during the year—one Boeing 747-400, two Boeing 777-200s, two Airbus A321-100s, and one DHC-8-300.

Purchases of air transportation related computer terminals and peripherals and of aircraft maintenance equipment totaled ¥4.3 billion. Improvements to offices in Japan and overseas, including airport offices, totaled ¥11.7 billion, including advance payments. ANA and consolidated subsidiaries in the air transportation segment made capital expenditure totaling ¥5.0 billion for the development and purchase of software for administrative laborsaving.

Travel Services

Capital expenditure of ¥0.8 billion was made for the development and purchase of software related to the sale of travel products.

Hotel Operations

Capital expenditure of ¥1.6 billion, including advance payments, was made for the renovation and remodeling of existing hotel facilities.

Other Businesses

Investment in the development and purchase of software for administrative laborsaving at consolidated subsidiaries totaled ¥1.9 billion, and investment in the purchase of administrative equipment was ¥0.7 billion.

Capital Expenditure


(¥ Billions)
120
90
60
30
0
1997/3
1998/3
1999/3
2000/3
2001/3

Depreciation and Amortization


(¥ Billions)
80
60
40
20
0
1997/3
1998/3
1999/3
2000/3
2001/3

5. Segment Information

ANA and consolidated subsidiaries	Yen (Millions)		%
Years ended March 31,	2001	2000	Year-on-year change
Air Transportation:			
Operating revenues	¥ 964,888	¥920,447	+ 4.8%
Intra-group sales and transfers	73,396	60,056	+ 22.2
Total	1,038,284	980,503	+ 5.9
Operating expenses	965,948	954,811	+ 1.2
Operating income	72,336	25,692	+ 181.6
Travel Services:			
Operating revenues	139,155	124,408	+ 11.9
Intra-group sales and transfers	13,702	11,469	+ 19.5
Total	152,857	135,877	+ 12.5
Operating expenses	151,379	132,551	+ 14.2
Operating income	1,478	3,326	– 55.6
Hotel Operations:			
Operating revenues	71,586	65,688	+ 9.0
Intra-group sales and transfers	12,113	11,685	+ 3.7
Total	83,699	77,373	+ 8.2
Operating expenses	79,868	73,535	+ 8.6
Operating income	3,831	3,838	– 0.2
Other Businesses:			
Operating revenues	104,006	99,104	+ 4.9
Intra-group sales and transfers	87,109	77,117	+ 13.0
Total	191,115	176,221	+ 8.5
Operating expenses	184,717	176,439	+ 4.7
Operating income (loss)	6,398	(218)	–
Consolidated:			
Total operating income	84,043	32,638	+ 157.5
Intercompany eliminations	(1,800)	(1,079)	+ 66.8
Consolidated operating income	¥ 82,243	¥ 31,559	+ 160.6

ANA and consolidated subsidiaries	Yen (Millions)		%
Years ended March 31,	**2001**	2000	Year-on-year change
Air Transportation:			
Identifiable assets	**¥1,112,105**	¥1,141,468	– 2.6%
Depreciation and amortization	**50,199**	50,077	+ 0.2
Capital expenditure	**90,787**	96,413	– 5.8
Travel Services:			
Identifiable assets	**¥38,808**	¥21,729	+ 78.6
Depreciation and amortization	**371**	183	+ 102.7
Capital expenditure	**1,474**	423	+ 248.5
Hotel Operations:			
Identifiable assets	**¥140,129**	¥214,557	– 34.7
Depreciation and amortization	**4,874**	4,622	+ 5.5
Capital expenditure	**2,709**	18,186	– 85.1
Other Businesses:			
Identifiable assets	**¥216,431**	¥210,685	+ 2.7
Depreciation and amortization	**3,889**	3,559	+ 9.3
Capital expenditure	**8,407**	5,295	+ 58.8
Intercompany eliminations:			
Identifiable assets	**¥(56,053)**	¥(53,822)	+ 4.1
Depreciation and amortization	**–**	–	–
Capital expenditure	**(8,986)**	(9,501)	– 5.4
Consolidated:			
Identifiable assets	**¥1,451,420**	¥1,534,617	– 5.4
Depreciation and amortization	**59,333**	58,441	+ 1.5
Capital expenditure	**94,391**	110,816	– 14.8

Air Transportation

Operating revenues in the core air transportation segment rose 5.9%, to ¥1,038.2 billion, and operating expenses rose 1.2%, to ¥965.9 billion. As a result, operating income in air transportation increased significantly, to ¥72.3 billion.

Domestic Routes

After take-off and landing capacity was expanded at Haneda Airport in July 2000, ANA moved flexibly and quickly to set routes and flight frequencies that were appropriate for demand trends. We increased flights on eight routes, including the Tokyo–Matsuyama route, and transferred certain routes to ANK. In addition, in July 2000 ANA and two other airlines inaugurated a jointly operated shuttle service between Tokyo and Osaka. While working to boost demand by aggressively increasing flights, we continued striving to enhance convenience for customers.

In sales, following the liberalization of fares that resulted from the revision of the Japanese law regulating aviation, ANA took steps to develop and expand demand with flexible new fares, such as the *Chowari* discount fare. We implemented a number of sales campaigns, including one that used ANA's Pokémon Jet, and our operation of the ANA Woody Jet received considerable attention. This aircraft has a special livery commemorating the opening at the end of the fiscal year under review of Universal Studios Japan, for which ANA is the official airline.

In service, we worked to increase convenience for customers. For example, we initiated a service for ANA Mileage Club members that enables them to use cellular phones to complete ticket reservation and payment, a first for the domestic airline industry.

International Routes

To increase profitability, we reorganized our Osaka (Kansai) routes. Specifically, beginning with the summer schedule, we inaugurated a Honolulu route and suspended several European routes, and in January our subsidiary AJX commenced operation of an Osaka (Kansai)–Seoul route. We also began a number of code-share flights, including the Tokyo–Bangkok route with Thai Airways International and Osaka (Kansai)–Seoul/domestic operations with Asiana Airlines. By further strengthening our tie-ups with Star Alliance members, we expanded our global network and enhanced our competitiveness. In February 2001, late night/early morning international charter flights from Haneda received approval, and ANA subsequently operated flights to Honolulu and Guam.

Sales-related activities included our offering a Star Alliance round-the-world fare and, through tie-ups with Star Alliance members, the expansion of overseas sales channels that we had previously been unable to access on our own. As a result, the number of foreign passengers increased significantly. We also implemented sales promotion activities, including a wide range of campaigns, such as a summer campaign targeting family travel and a new type of proposal-based travel product for trips to Europe.

Travel Services

Operating revenues in travel services rose 12.5%, to ¥152.8 billion. Operating expenses were up 14.2%, to ¥151.3 billion, resulting in operating income of ¥1.4 billion, down 55.6% from the previous year.

ANA continued striving to increase convenience for its customers. For example, the August 2000 establishment of atour, an Internet web site for domestic and international travel, enabled customers not only to make reservations and inquiries over the Internet but also to search for tours and to request brochures for the approximately 7,000 travel products offered by the ANA Group, including ANA Sky Holiday and ANA Hallo Tour packages.

In domestic travel operations, ANA Sky Holiday Tours Co., Ltd., was spun off from All Nippon Airways Trading Co., Ltd., and began operations in April 2000. Although tourism demand declined temporarily due to the eruption of Mt. Usu and the Kyushu-Okinawa Summit 2000, the aggressive Destination Campaign, which targeted the creation of new demand, resulted in increased sales of package tours, principally to Hokkaido and Kyushu.

Hotel Operations

For the fiscal year under review, operating revenues in the hotel segment were up 8.2%, to ¥83.6 billion. Operating expenses rose 8.6%, to ¥79.8 billion, and operating income declined 0.2%, to ¥3.8 billion.

In its domestic hotel business, ANA implemented concrete measures in accordance with restructuring plans that call for the separation of ownership and operations. In December 2000, the Company established ANA Hotels, Ltd., which will focus on enhancing chain hotel functionality. In March 2001, the Company took three more key steps. First, we established ANA Hotels Management Co., Ltd., which will assist individual hotel companies by furnishing support services, providing human resources, and meeting the responsibilities of ownership. Second, we established ANA Hotel Tokyo Co., Ltd., which will focus solely on the operation of the ANA Hotel Tokyo. Third, we securitized the ANA Hotel Tokyo, removing the assets from our balance sheet and reducing our interest-bearing debt and consolidated deficit.

Overseas, a golf course property held by ANA Hotels Hawaii, Inc., was sold in September 2000, and subsequently ANA Hotels Hawaii was liquidated in March 2001. Overall, demand was solid in overseas markets, our management initiatives were aligned with market needs, and we continually implemented appropriate cost controls. As a result, record high profits were achieved at our hotels in Vienna and Sydney, where each hotel turned in a performance placing it in the top rank in its region.

Other Businesses

Operating revenues in the other businesses segment rose 8.5%, to ¥191.1 billion, and operating expenses increased 4.7%, to ¥184.7 billion. Operating income totaled ¥6.3 billion, compared with an operating loss of ¥0.2 billion in the previous year.

All Nippon Airways Trading Co., Ltd., recorded increased revenues for the year under review due to higher sales in both its aircraft parts division and its pulp and paper division. Infini Travel Information, Inc., provides a reservation and ticketing system for international flights. During the past year, Infini suffered a temporary decline in reservation-related system usage fees immediately after it changed its host computer, and as a result the company registered a decline in revenues. ANA Information Systems Planning Co., Ltd., which develops, maintains, and operates information systems, posted record high levels of sales and operating profit. This performance was attributable to the receipt of orders from within the Group for large-scale system development, the expansion of the scope of the company's maintenance and operating activities, and increased sales to customers outside the ANA Group.

ANA Real Estate Co., Ltd., which conducts the sale, rental, and management of real estate, performed renovation work on a number of leased office buildings and strove to improve tenant services. As a result, the occupancy rate of office buildings was maintained at a high level. At the same time, the company achieved a strong performance in the leasing of dormitories and company housing to ANA Group companies as well as in sublet housing for the general public. In February 2001, ANA Real Estate increased its operational efficiency by merging with ARE Co., Ltd., a consolidated subsidiary in the same industry.

6. Passenger Data by Route (International)

	Passenger revenues Yen (Millions)		RPK (Millions)		ASK (Millions)		Load factor (%)	
Years ended March 31,	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Asia/Oceania	**¥ 76,774**	¥ 65,441	**7,491**	7,341	**10,077**	10,275	**74.3**	71.4
Transpacific	**74,820**	60,895	**9,916**	8,608	**13,902**	14,194	**71.3**	60.6
Europe	**57,000**	54,043	**6,716**	6,560	**8,465**	9,302	**79.3**	70.5
Total	**¥208,595**	¥180,380	**24,124**	22,510	**32,446**	33,772	**74.4**	66.7

Note: Passenger revenues by destination are the total of passenger revenues for ANA, ANK, and AJX and do not include intercompany eliminations.

Asia/Oceania

Business demand, which had been sluggish throughout the previous year, recovered, and solid growth was recorded in first and business classes. As a result, both passenger numbers and passenger revenues increased from the previous year. On Asia/Oceania routes overall, available seat-kilometers declined 1.9%, but revenue passenger-kilometers rose 2.0%, and the load factor was up 2.9 percentage points. Accordingly, passenger revenues were up 17.3%, and passenger yield increased from ¥8.9 in the previous year to ¥10.2.

Transpacific

Passenger numbers in first and business classes rose, with solid growth registered in the number of code-share passengers, principally on the Tokyo–Washington, D.C. and Tokyo–Chicago flights. As a result, passenger revenues increased. Available seat-kilometers on transpacific routes decreased 2.1%, while revenue passenger-kilometers rose 15.2%, leading to a 10.7 percentage point increase in the load factor. Passenger revenues rose 22.9%, and passenger yield rose to ¥7.5, from ¥7.1 in the previous year.

Europe

In November 2000, service was suspended on the Osaka (Kansai)–London and Osaka (Kansai)–Frankfurt routes as the Company worked to raise profitability, centered on Narita routes. As a result, passenger yield began to rise in the fourth quarter of the fiscal year. Passenger numbers posted solid results in all service classes, with an especially strong performance in business class. Solid growth in passenger numbers was also recorded on code-share routes. Accordingly, passenger revenues rose from the previous year.

On European routes overall, available seat-kilometers were down 9.0%, while revenue passenger-kilometers increased 2.4%. As a result, the load factor improved 8.8 percentage points. Passenger revenues were up 5.5%, and passenger yield improved to ¥8.5, from ¥8.2 in the previous year.

7. Jet Aircraft Procurement Plan

Year Ended March 2001

ANA took delivery of six aircraft during the year under review: one Boeing 747-400, three Boeing 777-200s (including one acquired under a lease), and two Airbus A321-100s. ANK acquired five aircraft under operating leases: four Boeing 737-500s and one Boeing 737-400. One Boeing 747-200, two Boeing 767-200s, and three Boeing 737-300s were retired.

Year Ending March 2002 (Planned)

In accordance with the medium-term corporate plan, no aircraft will be acquired by ANA. ANK will acquire four Boeing 737-500s and one Boeing 737-400 under operating leases.

Year Ending March 2003 and Thereafter (Planned)

Certain aspects of aircraft acquisition plans were revised with the objectives of focusing on a smaller number of models and of strengthening the route network in accordance with the principle of "selection and concentration." To focus on a smaller number of models, seven Airbus A321s and eleven Boeing 767-200s will be retired.

The new runway at Narita will open in May 2002, and the take-off and landing capacity at Haneda will be further expanded, leading to new business opportunities. In accordance with these changes in the operating environment, the Company will acquire nine new Boeing 767-300s.

In the year ending March 2004, three Airbus A320s will be acquired under operating leases and further progress will be made in strengthening the route network, centered on high-demand routes.

In September 2002, the ANA Group will take delivery of its first medium-sized cargo aircraft, a Boeing 767-300F. This aircraft will be used on international cargo routes from Narita airport.

Planned aircraft acquisitions and principal fleet composition during the period covered by the corporate plan are shown below.

Projected Fleet Composition

	2001			2002		2003	
Years ended March 31,	Total	Owned	Leased	Plan	vs. 2001	Plan	vs. 2002
B747-400	**23**	**15**	**8**	23	0	23	0
B747-200LR	**3**	**1**	**2**	2	−1	2	0
B747-100SR	**11**	**8**	**3**	9	−2	8	−1
B777-300	**5**	**1**	**4**	5	0	5	0
B777-200	**16**	**5**	**11**	16	0	16	0
B767-300	**42**	**27**	**15**	42	0	51	+9
B767-200	**11**	**2**	**9**	8	−3	2	−6
B737-500	**20**	**9**	**11**	24	+4	25	+1
B737-400	**1**	**0**	**1**	2	+1	2	0
A321-100	**7**	**6**	**1**	7	0	5	−2
A320-200	**25**	**13**	**12**	25	0	25	0
Total	**164**	**87**	**77**	163	−1	164	+1

Notes: 1. Plans for aircraft retirement are finalized each fiscal year. Accordingly, the numbers of aircraft for the year ending March 2003 are estimates.
2. Figures are for jet aircraft only and do not include cargo-specific aircraft.

8. Employment

Years ended March 31,	Employee numbers 2001	2000
Air transportation (ANA, ANK, AJX, and ADK)	**14,856**	15,886
Others (consolidated subsidiaries)	**14,975**	12,178
Total	**29,831**	28,064

Note: Figures are averages for each fiscal year.

As of March 31,	Employee numbers 2001	2000
Air transportation	**20,608**	21,165
Travel services	**1,683**	1,567
Hotel operations	**3,772**	4,082
Other businesses	**3,295**	3,489
Total	**29,358**	30,303

Note: Figures represent year-end data.

Average employment rose 6.3%, to 29,831 employees. The increase was principally due to higher numbers of employees in segments other than air transportation following an increase in the number of consolidated subsidiaries in the previous term. In air transportation, the number of employees declined 6.5%, to 14,856. As a result, productivity in the air transportation segment improved, with available seat-kilometers per employee increasing from 5.9 million in the previous year to 6.3 million in the year under review. The Company will continue working to improve productivity in air transportation and plans to reduce the workforce in segments other than air transportation. The number of employees at the end of March 2001 was 29,358, a decline of 945 from the previous year-end.

9. Corporate Governance and Other Major Challenges

Corporate Governance

The Company is implementing reforms targeting a management system that is based on sound corporate governance practices. These include a reduction in the number of directors to further speed up decision making, the introduction of a senior vice president system to speed up administrative execution and to clarify responsibilities, the establishment of management advisory boards to ensure sound, transparent management practices, and the establishment of a Group management system to ensure appropriate Group management strategies.

Creating Enterprise Value

In order to ensure that management practices based on the creation of enterprise value are thoroughly implemented throughout the ANA Group, including consolidated subsidiaries, the Company has introduced new performance evaluation standards, called ANA's Value Creation (AVC). AVC is calculated by subtracting the cost of capital from post-tax business profits. By using AVC to evaluate performance, we will strive for standards-based, highly transparent management.

Increasing Customer Satisfaction

To further improve profitability, centered on international routes, and to increase customer satisfaction, we have integrated marketing functions in the Alliance and International Affairs Section. In addition, by establishing a sales system that closely links all Group companies, we will work to extend the "concentration" and "efficiency" of passenger sales throughout the Group and will improve profitability in the sales departments.

IT Strategy

The Company will make strategic use of information technology to boost value creation and bolster the competitiveness of the Group as a whole. These initiatives will include the construction and utilization of a database that integrates and unifies customer information for the purpose of improving customer service as well as the establishment and operation of web sites for domestic and international routes in conjunction with other companies in the airline industry.

10. Dividend Policy

The Company places a high priority on providing a return to shareholders while working to secure a stable foundation for future growth. In the year under review, however, the Company booked a valuation loss on investments in subsidiaries and affiliates as an extraordinary loss, and as a result, the Company recorded a net loss on a non-consolidated basis. Accordingly, the Company regretfully decided to continue the suspension of dividend payments. The Company will do its utmost to resume dividend payments as soon as possible.

On a consolidated basis, net income per share for the year under review was ¥27.75, while on a non-consolidated basis the Company recorded a net loss per share of ¥19.96.

11. Market Risks

Derivative Transactions, Currencies, Fuel, and Interest Rates

Management of Risk Associated with Derivative Transactions

The Company uses derivative transactions, such as futures, swaps, and options, to control the risk of foreign exchange rate, jet fuel price, and interest rate fluctuations. The Company does not conduct transactions for speculative purposes. These derivative transactions are carried out in accordance with internal risk control standards. Furthermore, the Company holds regularly scheduled meetings, attended by managing directors, where decisions are made regarding risk hedging methods, percentages, and amounts and where transaction details are reported and confirmed. Consolidated subsidiaries make decisions in a similar manner. Also, daily checks of derivative transactions are conducted on a reciprocal basis by sections entering into these contracts and by the accounting section.

Currencies

To the greatest extent possible, foreign currency taken in as revenues is used to pay expenses denominated in the same foreign currency, thereby minimizing risk and foreign exchange commissions. In order to more efficiently manage foreign currency amounts, a cash management system linking certain overseas bases and the Head Office finance department has been introduced. For obligations denominated in foreign currencies that cannot be offset in this manner, principally dollar-denominated obligations to purchase aircraft, the Company uses forward exchange agreements and currency options to control the risk of increase in capital expenditure due to foreign exchange rate fluctuations.

Jet Fuel

To control the risk of fluctuations in the price of jet fuel and to stabilize expenses, ANA hedges risks using crude oil and jet fuel commodity derivatives.

Through the use of planned, continuous hedging transactions for specific periods of time, the Company strives to reduce the influence of fluctuations in the oil markets on its fuel expenses and to stabilize its fuel expenses.

The Company's hedging transactions are limited to a certain percentage of aggregate purchases of fuel in Japan and overseas, with plans for hedging amounts set quarterly. Individual transactions are maintained within limits that are set in such a way that the Company's transactions will not affect the spot market, and margins are adjusted monthly or quarterly to avoid any physical delivery obligations.

Interest Rates

To control the risk of increases in interest rates, the Company's fund-raising is carried out principally at fixed interest rates. The Company uses interest-rate swaps to control the risk of fluctuating interest rates on obligations in an integrated manner and to improve the balance of financial income and expenses.

Public-Sector Fees

Public-sector fees include landing and navigation fees, aviation fuel taxes, and fixed asset taxes on aircraft. It is not possible for ANA to reduce landing and navigation fees and aviation fuel taxes through its own efforts. In the year ended March 2001, these two items accounted for about 16% of operating expenses in the air transportation segment. Beginning in April 1999, landing fees at Japanese airports other than those in the Tokyo and Osaka areas were reduced, and as a result during the year ended March 2000 public-sector fees declined about 10% from the previous year. In the year under review, public-sector fees were approximately ¥150.0 billion, about the same as in the previous year.

On international routes, public-sector fees in Japan represent about 20% of the cost of an average airline ticket, a level far above most other countries. This presents Japanese airlines with an onerous burden. The early implementation of a significant reduction in public-sector fees would benefit not only ANA but also the traveling public in Japan. Furthermore, any such reduction would lead to a significant rise in the demand for air transportation.

12. Safety and Environmental Conservation

Safety

Safe operations are the foundation of ANA's management, and the maintenance of safety is an airline's duty to society. The safety of ANA's flight operations is supported by aircraft equipped with leading-edge technology, by highly trained employees, and by complete systems that provide feedback of the latest information.

Aiming to secure an even higher level of safety, we have installed Ground Proximity Warning Systems (GPWS), wind sheer alarms, and crash prevention devices on all aircraft. Furthermore, we plan to install the next-generation models of these systems as well as Future Air Navigation System (FANS) equipment.

ANA conducts training to maintain and improve the knowledge and skills of cockpit crew members, maintenance workers, flight managers, and cabin crew members, all of whom contribute directly to flight operations. To achieve even higher quality in administrative execution, we are also conducting resource management training and human resources training.

In addition, to clarify the Company's policies and plans for safe operations, we have issued a new safety manual and, through a Companywide safety evaluation program, are working to objectively evaluate and further improve safety assurance throughout the Company.

In this way, ANA's flight operations, maintenance, cabin services, and passenger services divisions are working together on our corporate mission—making a "promise of safety" so that customers can rely on ANA and feel safe on our flights. In the future, we will continue striving to maintain world-class safety without becoming overconfident about our past record of safe operations.

Environmental Conservation

Noise Countermeasures

In accordance with decisions made by the International Civil Aviation Organization (ICAO) regarding noise levels and Chapter II aircraft, the operation of Chapter II aircraft, such as Boeing 727s and Boeing 737-200s, will not be allowed in Japan after April 2002. By 1995, ANA became the first domestic airline to shift to Chapter III compliant aircraft (Boeing 767s, Boeing 747-400s, Boeing 777s, Airbus A320s, etc.), which meet the most stringent noise standards. These leading-edge aircraft include not only noise countermeasures but are also more environmentally friendly in such areas as exhaust gases.

In response to requests from countries around the world, the ICAO is considering stricter standards, and plans call for a decision to be made in September 2001. ANA will take these developments into account in its fleet planning and will strengthen its efforts to reduce noise in its daily flight operations.

Measures to Control Exhaust Gas

Aircraft exhaust gases include CO_2 and NO_x. In regard to CO_2, in 1997 the United Nations concluded the Kyoto Protocol, which deals with the prevention of global warming, and countries have since worked toward its ratification. Japan has set independent standards for exhaust gas in accordance with this protocol. ANA has formulated a voluntary plan targeting a 10% reduction in CO_2 emissions per available seat-kilometer by 2010 in comparison with the level in 1990. We are taking a number of steps to ensure that this important goal is reached.

Environmental Management System

ANA is aggressively implementing a range of measures to promote environmental conservation activities. We have, for example, formed a global environmental protection division, a global environmental committee composed of corporate officers, and three special committees—flight operations, ground, and global—staffed by division chiefs.

ANA considers environmental issues to be one of its most important management challenges, and the Company is aggressively implementing environmental activities through an environmental liaison committee composed of airline, maintenance, and ground handling companies in the ANA Group as well as through a Star Alliance environmental conservation organization.

Consolidated Balance Sheets

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
As of March 31, 2001 and 2000

ASSETS	Yen (Millions) 2001	Yen (Millions) 2000	U.S. dollars (Thousands) (Note 3) 2001
Current assets:			
Cash	**¥ 152,755**	¥ 160,300	**$ 1,232,889**
Marketable securities (Note 4)	**56,564**	83,934	**456,529**
Accounts receivable, less allowance for doubtful accounts (¥630 million in 2001 and ¥2,294 million in 2000)	**100,646**	84,728	**812,316**
Accounts receivable from and advances to non-consolidated subsidiaries and affiliates	**15,772**	13,554	**127,296**
Inventories	**51,752**	52,834	**417,692**
Deferred income taxes (Note 8)	**8,791**	7,008	**70,952**
Prepaid expenses and other current assets	**33,016**	40,694	**266,474**
Total current assets	**419,296**	443,052	**3,384,148**
Investments and long-term receivables:			
Investments in securities (Note 4)	**50,595**	49,921	**408,354**
Investments in and advances to non-consolidated subsidiaries and affiliates (Note 5)	**13,773**	21,181	**111,162**
Lease and guaranty deposits	**20,542**	20,525	**165,795**
Housing loans to employees	**1,410**	8,282	**11,380**
Other long-term receivables	**46,048**	47,792	**371,654**
Total investments and long-term receivables	**132,368**	147,701	**1,068,345**
Property and equipment (Notes 6 and 9):			
Flight equipment	**1,004,739**	952,810	**8,109,274**
Ground property and equipment	**678,349**	735,737	**5,474,971**
	1,683,088	1,688,547	**13,584,245**
Less accumulated depreciation	**(861,808)**	(861,137)	**(6,955,674)**
	821,280	827,410	**6,628,571**
Advance payments on aircraft purchase contracts	**23,417**	45,678	**188,999**
Construction in progress	**4,654**	5,761	**37,563**
Net property and equipment	**849,351**	878,849	**6,855,133**
Deferred income taxes — non-current (Note 8)	**16,387**	22,033	**132,260**
Other assets	**34,018**	42,982	**274,561**
Total assets	**¥1,451,420**	¥1,534,617	**$11,714,447**

See accompanying notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Yen (Millions) 2001	Yen (Millions) 2000	U.S. dollars (Thousands) (Note 3) 2001
Current liabilities:			
Short-term loans (Note 6)	**¥ 175,519**	¥ 268,618	**$ 1,416,618**
Accounts and notes payable — trade	**137,637**	111,310	**1,110,872**
Accounts payable to non-consolidated subsidiaries and affiliates	**3,015**	3,718	**24,334**
Advance ticket sales	**33,900**	42,707	**273,608**
Accrued expenses	**40,228**	48,379	**324,681**
Accrued income taxes	**15,172**	4,113	**122,454**
Other current liabilities	**20,315**	19,657	**163,963**
Total current liabilities	**425,786**	498,502	**3,436,530**
Long-term liabilities:			
Long-term debt, less current portion (Note 6)	**760,211**	843,722	**6,135,682**
Accrued employees' retirement benefits (Note 7)	**77,668**	66,611	**626,860**
Deferred income taxes (Note 8)	**3**	106	**24**
Other long-term liabilities	**30,902**	25,287	**249,411**
Total long-term liabilities	**868,784**	935,726	**7,011,977**
Minority interests	**6,350**	2,933	**51,251**
Shareholders' equity (Notes 10 and 15):			
Common stock, par value ¥50 per share:			
Authorized — 2,203,200,000 shares			
Issued, 2001 — 1,535,023,084 shares	**86,079**	–	**694,746**
Issued, 2000 — 1,442,725,111 shares	–	72,142	–
Capital surplus	**104,072**	90,135	**839,968**
Deficit	**(24,004)**	(64,379)	**(193,737)**
Unrealized holding gain on securities	**1,497**	–	**12,082**
Foreign currency translation adjustments	**(16,460)**	–	**(132,849)**
Less common stock in treasury, at cost	**(684)**	(442)	**(5,521)**
Total shareholders' equity	**150,500**	97,456	**1,214,689**
Commitments and contingent liabilities (Note 11)			
Total liabilities and shareholders' equity	**¥1,451,420**	¥1,534,617	**$11,714,447**

Consolidated Statements of Operations

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2001 and 2000

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
	2001	2000	**2001**
Operating revenues:			
Passenger	**¥ 813,156**	¥ 778,765	**$ 6,563,002**
Cargo	**68,649**	67,763	**554,068**
Incidental and other	**397,830**	363,119	**3,210,896**
	1,279,635	1,209,647	**10,327,966**
Operating expenses:			
Aircraft and flight operations	**303,208**	284,152	**2,447,199**
Aircraft maintenance	**75,085**	72,850	**606,013**
In-flight services	**59,543**	62,029	**480,573**
Flight control and ground handling	**240,382**	240,599	**1,940,129**
Reservations, sales and advertising	**221,038**	200,197	**1,784,003**
General and administrative	**29,241**	39,604	**236,005**
Depreciation and amortization	**59,333**	58,441	**478,878**
Other costs	**209,562**	220,216	**1,691,381**
	1,197,392	1,178,088	**9,664,181**
Operating income	**82,243**	31,559	**663,785**
Non-operating income (expenses):			
Interest and dividend income	**9,537**	8,466	**76,973**
Gain on sale of property and equipment	**14,538**	4,504	**117,337**
Interest expenses	**(35,079)**	(38,950)	**(283,123)**
Loss on sale of marketable securities	**(488)**	(474)	**(3,939)**
Equity in income of affiliates	**251**	427	**2,026**
Other — net	**(7,713)**	(28,221)	**(62,252)**
	(18,954)	(54,248)	**(152,978)**
Income (loss) before income taxes and minority interests	**63,289**	(22,689)	**510,807**
Income taxes (Note 8)			
Current	**17,888**	5,951	**144,374**
Deferred	**1,263**	(11,427)	**10,194**
	19,151	(5,476)	**154,568**
Income (loss) before minority interests	**44,138**	(17,213)	**356,239**
Minority interests in income (loss) of consolidated subsidiaries	**3,852**	(2,012)	**31,090**
Net income (loss)	**¥ 40,286**	¥ (15,201)	**$ 325,149**

	Yen		U.S. dollars (Note 3)
	2001	2000	**2001**
Net income (loss) per share (Note 2)	**¥27.75**	¥(10.54)	**$0.224**
Net income per share assuming full dilution (Note 2)	**24.80**	–	**0.200**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2001 and 2000

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
	2001	2000	2001
Common stock:			
Balance at beginning of year	¥ 72,142	¥ 72,142	$ 582,260
Conversion of convertible bonds	13,936	–	112,478
Balance at end of year	86,079	72,142	694,746
Capital surplus:			
Balance at beginning of year	90,135	90,135	727,482
Conversion of convertible bonds	13,936	–	112,478
Balance at end of year	104,072	90,135	839,968
Deficit:			
Balance at beginning of year	(64,379)	(49,959)	(519,604)
Net income (loss) for year	40,286	(15,201)	325,149
Changes in scope of consolidation	943	635	7,611
Changes in equity interest in subsidiaries and affiliates	(1,060)	(1,969)	(8,555)
Consolidated subsidiary's merger with non-consolidated subsidiaries	216	–	1,743
Effect of adopting deferred tax accounting at beginning of year	–	2,141	–
Other	(10)	(26)	(81)
Balance at end of year	(24,004)	(64,379)	(193,737)
Unrealized holding gain on securities:			
Balance at beginning of year	–	–	–
Net change during year	1,497	–	12,082
Balance at end of year	1,497	–	12,082
Foreign currency translation adjustments:			
Balance at beginning of year	–	–	–
Net change during year	(16,460)	–	(132,849)
Balance at end of year	(16,460)	–	(132,849)
Less common stock in treasury, at cost	(684)	(442)	(5,521)
Total shareholders' equity	¥150,500	¥ 97,456	$1,214,689

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2001 and 2000

	Yen (Millions)		U.S. dollars (Thousands) (Note 3)
	2001	2000	**2001**
Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	**¥ 63,289**	¥ (22,689)	**$ 510,807**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	**59,333**	58,441	**478,878**
(Income) loss on disposal and sale of property and equipment	**(3,481)**	10,673	**(28,095)**
Increase (decrease) in allowance for doubtful accounts	**1,424**	(8,812)	**11,493**
Interest expenses	**35,079**	38,950	**283,123**
Interest and dividend income	**(9,537)**	(8,466)	**(76,973)**
Exchange (gain) loss	**(2,043)**	9,254	**(16,489)**
(Increase) decrease in accounts receivable	**(10,838)**	23,811	**(87,474)**
(Increase) decrease in other current assets	**3,114**	7,930	**25,133**
Increase (decrease) in accounts and notes payable — trade	**26,015**	(16,785)	**209,968**
Other — net	**12,297**	17,874	**99,250**
Cash generated from operations	**174,652**	110,181	**1,409,621**
Interest and dividends received	**9,537**	8,466	**76,973**
Interest paid	**(35,615)**	(37,893)	**(287,450)**
Income taxes paid	**(7,159)**	(3,224)	**(57,780)**
Other — net	**7,381**	(281)	**59,572**
Net cash provided by operating activities	**148,796**	77,249	**1,200,936**
Cash flows from investing activities:			
Purchase of property and equipment	**(92,312)**	(111,269)	**(745,052)**
Proceeds from sale of property and equipment	**59,791**	7,563	**482,575**
Proceeds from sale of investments in securities	**22,012**	14,802	**177,659**
Payment for advances	**(6,887)**	(1,910)	**(55,585)**
Collection of advances	**3,797**	6,294	**30,646**
Other — net	**(4,365)**	(687)	**(35,231)**
Net cash used in investing activities	**(17,964)**	(85,207)	**(144,988)**
Cash flows from financing activities:			
Increase (decrease) in short-term loans	**(19,780)**	(13,104)	**(159,645)**
Proceeds from long-term debt	**35,608**	72,574	**287,393**
Repayment of long-term debt	**(146,014)**	(97,789)	**(1,178,483)**
Proceeds from issuance of bonds	**39,321**	105,000	**317,361**
Repayment of bonds	**(63,000)**	(20,000)	**(508,475)**
Cash dividends paid	**–**	(16)	**–**
Other — net	**(4,494)**	(1,025)	**(36,270)**
Net cash (used in) provided by financing activities	**(158,359)**	45,640	**(1,278,119)**
Effect of exchange rate changes on cash and cash equivalents	**(3,093)**	(7,367)	**(24,964)**
Net increase (decrease) in cash and cash equivalents	**(30,620)**	30,315	**(247,135)**
Cash and cash equivalents at beginning of year	**237,440**	184,612	**1,916,384**
Net increase (decrease) resulting from changes in scope of consolidation	**897**	22,513	**7,240**
Cash and cash equivalents at end of year (Note 14)	**¥ 207,717**	¥ 237,440	**$ 1,676,489**

See accompanying notes to consolidated financial statements.

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2001 and 2000

1. Basis of presenting consolidated financial statements

All Nippon Airways Co., Ltd. (the Company) and its domestic subsidiaries maintain their books of account in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The Company's foreign subsidiaries maintain their books of account in conformity with accounting principles and practices of the countries of their domicile.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan. In preparing the accompanying financial statements certain reclassifications have been made in the financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

2. Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries (113 subsidiaries for 2001 and 115 subsidiaries for 2000). All significant intercompany accounts and transactions have been eliminated.

Investments in certain subsidiaries and significant affiliates (32 companies for 2001 and 33 companies for 2000) are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized on a straight-line method over a period of five years.

Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting (56 companies for 2001 and 80 companies for 2000) are stated at cost. The companies' equity in undistributed earnings of these companies is not significant.

During the years 2001 and 2000, subsidiaries which were not consolidated in prior years were included in consolidation. Also, as a result of the changes in consolidation accounting standards from an equity to a control basis effective from fiscal 2000, the Company increased the number of subsidiaries subject to consolidation from 76 in 1999 to 115 in 2000. The effects of these changes on the consolidated financial position and results of operations have been credited or charged to retained earnings (deficit) and the consolidated financial statements for prior years have not been restated.

(b) Deferred tax accounting

From fiscal 2000, companies in Japan are required to apply deferred tax accounting, which had not been necessary in fiscal 1999, except in certain cases. The effect of adopting deferred tax accounting as of April 1, 1999 in the amount of ¥2,141 million has been credited to retained earnings (deficit) in accordance with accounting principles and practices generally accepted in Japan.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating losses and tax credits carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 8.

(c) Foreign currency translation

The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for components of shareholders' equity which are translated at their historical exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Due to a change in the regulations relating to the presentation of foreign currency translation adjustments which is effective for the year ended March 31, 2001, the Company has presented foreign currency translation adjustments as a component of shareholders' equity. Foreign currency translation adjustments for the year ended March 31, 2000 are presented as a component of assets or liabilities.

In accordance with a revised accounting standard for foreign currency translation, foreign currency payables and receivables at March 31, 2001 are principally translated at the rate of exchange in effect at the balance sheet date, except payables and receivables hedged by qualified forward exchange contracts. Until the year ended March 31, 2000, they are principally translated at the historical rates. The effect of the adoption of this revised standard for foreign currency translation was to increase income before income taxes and minority interests by ¥284 million ($2,292 thousand) for the year ended March 31, 2001. No retroactive adjustments for the adoption of the revised accounting standard have been reflected in the financial statements as of and for the year ended March 31, 2000.

(d) Marketable securities and investment securities

A new accounting standard for financial instruments, which became effective April 1, 2000, requires that securities be classified into three categories: trading, held-to-maturity or other securities. Under the new standard, trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

Until the year ended March 31, 2000, marketable securities and investment securities other than marketable securities had been valued principally at cost, being determined by the moving average method. No retroactive adjustments for the adoption of the new accounting standard have been reflected in the financial statements as of and for the year ended March 31, 2000.

As of April 1, 2000, the Company and its consolidated subsidiaries assessed their intent to hold their investments in securities and classified their investments as "held-to-maturity securities" or "other securities" in order to account for the securities at March 31, 2001 in accordance with the new standard referred to above. As a result marketable securities of ¥5,812 million ($46,909 thousand), which had been included in current assets, were reclassified to investment securities as of April 1, 2000.

The effect of the adoption of this new standard for financial instruments was to decrease income before income taxes and minority interests by ¥3,279 million ($26,465 thousand) for the year ended March 31, 2001. See Note 4.

(e) Derivatives

The company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interests rates and commodity prices. The company and its subsidiaries do not use derivatives for trading purposes.

In accordance with a new accounting standard for financial instruments which became effective April 1, 2000, derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates. No retroactive adjustments for the adoption of the new accounting standard have been reflected in the financial statements as of and for the year ended March 31, 2000. See Note 12.

(f) Allowance for doubtful receivables

As of March 31, 2001, a general provision is made for doubtful receivables based on past experience. As of March 31, 2000, a general provision was made for doubtful receivables at a rate equivalent to the higher of that which was allowed in Japan as an expense for tax purposes and that which is demonstrated to be required by a review of receivables. Provisions are made against specific receivables as and when required. The effect of the change in the basis of general provision is not significant.

(g) Inventories

Inventories include aircraft spare parts, supplies and stock in trade of consolidated subsidiaries.

These are stated at cost. Cost is determined by the average method for aircraft spare parts and the first-in, first-out method for miscellaneous supplies.

(h) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment:	
Boeing 747-400s, other Boeing 747s, Boeing 777s, Boeing 767s, Boeing 737-500s, Airbus A320s, Airbus A321s and NAMC YS-11s	Straight-line method
Other flight equipment	Declining balance method
Buildings	Straight-line method
Other ground property and equipment	Declining balance method

Depreciation of Boeing 767s, Boeing 747s other than Boeing 747-400s, Airbus A320s and Airbus A321s had been computed by the sum-of-years-digit method until March 31, 1999 but, effective April 1, 1999, the Company changed the depreciation method of these flight equipment to straight-line primarily due to the relative slowdown of technology development and extension of their economic useful lives. The effect of this change in the depreciation method was to decrease depreciation expense and loss before income taxes and minority interests for the year ended March 31, 2000 by ¥7,334 million.

The Company employs the following useful lives, principally based upon the Company's estimated durability of such aircraft.

International type equipment	20 years
Domestic type equipment	17 years

Effective April 1, 1999, the Company and a subsidiary revised the estimated useful lives of aircraft from 15 years for international type equipment and 13 years for domestic type equipment to 20 years and 17 years, respectively. The effect of this revision was to decrease depreciation expense and loss before income taxes and minority interests for the year ended March 31, 2000 by ¥14,668 million.

Major additions and improvements are capitalized at cost. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(i) Retirement benefits

The retirement benefit plan of the Company and some of the subsidiaries covers substantially all employees other than directors, officers and statutory auditors. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or monthly pension. Several subsidiaries have tax-qualified pension plans which cover all or a part of the lump-sum benefits. In accordance with a new accounting standard for retirement benefits which became effective April 1, 2000, accrued retirement benefits for employees at March 31, 2001 have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of March 31, 2001, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years through 19 years) which are shorter than the average remaining years of service of employees. Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years through 19 years) which are shorter than the average remaining years of service of the employees. See Note 7.

The assumptions used in accounting for the above plans as of March 31, 2001 are as follows.

Discount rate	3.5%
Expected return on plan assets	1.0% ~ 6.25%

Until the year ended March 31, 2000, accrued retirement benefits had been stated at 40% of the net obligation which would be required to be paid under existing retirement regulations if all eligible employees voluntarily severed their employment at the end of each fiscal year, having made allowance for benefits expected to be recovered from the pension plan. The current cost and amortization of prior service cost of the pension plan had been determined actuarially and charged to operations. The prior service costs had been funded over a period of approximately 20 years.

The effect of the adoption of the new accounting standard for retirement benefits was to decrease income before income taxes and minority interests by ¥5,433 million ($43, 850 thousand) for the year ended March 31, 2001. No retroactive adjustments for the adoption of the new accounting standard have been reflected in the financial statements as of and for the year ended March 31, 2000.

Directors, officers and statutory auditors are not covered by the programs described above. Benefits paid to such persons are charged to operations as paid since amounts vary with circumstances, and it is therefore not practicable to compute liability for future payments.

(j) Revenue recognition

Passenger revenues, cargo and other operating revenues are recorded when services are rendered.

(k) Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation. See Note 15.

(l) Net income (loss) per share

The computation of net income per share of common stock is based on the weighted average number of shares outstanding during each year.

As a result of the net loss in fiscal 2000, net income per share assuming full dilution is not disclosed for that year.

(m) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets are accounted for as operating leases. See Note 9.

(n) Bond issuance costs and development costs

Bond issuance costs and development costs are principally capitalized and amortized over a period of three years and five years, respectively.

(o) Cash equivalents

For the purpose of statements of cash flows, cash and short-term, highly liquid investments with a maturity of three months or less are treated as cash equivalents. See Note 14.

(p) Reclassification

Certain reclassifications have been made to the 2000 financial information in the accompanying financial statements to conform with the 2001 presentation.

3. Financial statement translation

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥123.9=US$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2001. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

4. Marketable securities

Market value information at March 31, 2001 is summarized as follows:

Held-to-maturity securities having market value are as follows:

	Yen (Millions)	U.S. dollars (Thousands)
Gross unrealized gain:		
Cost	¥346	$2,793
Market value	352	2,841
	6	48
Gross unrealized loss:		
Cost	259	2,090
Market value	259	2,090
	0	0
Net unrealized gain	¥ 6	$ 48

Other securities having market value are as follows:

	Yen (Millions)	U.S. dollars (Thousands)
Gross unrealized gain:		
Cost	¥ 6,013	$ 48,531
Market value	12,861	103,801
	6,848	55,270
Gross unrealized loss:		
Cost	9,315	75,182
Market value	7,302	58,935
	2,013	16,247
Net unrealized gain	¥ 4,835	$ 39,023

Other securities sold in the year ended March 31, 2001 are as follows:

	Yen (Millions)	U.S. dollars (Thousands)
Proceeds	¥19,301	$155,779
Gain on sale	1,480	11,945
Loss on sale	2,017	16,279

Breakdown of other securities not having market value at March 31, 2001 is as follows:

	Yen (Millions)	U.S. dollars (Thousands)
Bonds held to maturity	¥15,494	$125,052
Other securities	70,898	572,220
	¥86,392	$697,272

The redemption schedule of other securities and held-to-maturity debt securities as of March 31, 2001 is summarized as follows:

	Yen (Millions)			U.S. dollars (Thousands)		
	Bonds	Others	Total	Bonds	Others	Total
Within 1 year	¥ 2,083	¥54,481	¥56,564	$ 16,812	$439,717	$456,529
Over 1 year to 5 years	197	–	197	1,590	–	1,590
Over 5 years to 10 years	15,487	–	15,487	124,996	–	124,996
Over 10 years	12	–	12	97	–	97

Market value information at March 31, 2000 is summarized as follows:

	Marketable securities	Investment securities
	Yen (Millions)	
Market value	¥5,520	¥17,155
Carrying amount	5,418	9,717
Unrealized gain	¥ 102	¥ 7,438

Funds in trust included in other current assets in the amount of ¥5,327 million at March 31, 2000, represent short-term funds deposited with and managed by trust banks. Each fund consists mainly of marketable equity securities and interest-bearing bonds and is stated at cost. The above table does not reflect information on such funds in trust.

5. Investments in and advances to non-consolidated subsidiaries and affiliates

Investments in and advances to non-consolidated subsidiaries and affiliates at March 31, 2001 and 2000 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Investments in capital stock	**¥13,065**	¥19,670	**$105,448**
Advances	**708**	1,511	**5,714**
	¥13,773	¥21,181	**$111,162**

6. Short-term loans and long-term debt

Short-term loans at March 31, 2001 and 2000 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Short-term bank loans	**¥ 82,165**	¥102,586	**$ 663,156**
Current portion of long-term loans	**63,354**	103,032	**511,331**
Current portion of bonds and notes	**30,000**	63,000	**242,131**
	¥175,519	¥268,618	**$1,416,618**

The interest rates on the above short-term loans were between 0.62% and 6.37% per annum in 2001 and between 0.55% and 6.32% per annum in 2000.

Long-term debt at March 31, 2001 and 2000 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Bonds and notes:			
9.75% US$ notes due 2000	**¥ –**	¥ 13,000	**$ –**
4.4% notes due 2000	**–**	20,000	**–**
3.075% notes due 2007	**35,000**	35,000	**282,486**
2.75% notes due 2009	**20,000**	20,000	**161,421**
3.2% notes due 2017	**20,000**	20,000	**161,421**
2.9% notes due 2008	**20,000**	20,000	**161,421**
1.37% notes due 2001	**30,000**	30,000	**242,130**
2.2% notes due 2004	**20,000**	20,000	**161,421**
3% notes due 2007	**10,000**	10,000	**80,710**
2.05% notes due 2006	**15,000**	15,000	**121,065**
1% notes due 2002	**20,000**	20,000	**161,421**
3% notes due 2011	**10,000**	10,000	**80,710**
2.08% notes due 2006	**20,000**	20,000	**161,421**
3% notes due 2010	**10,000**	10,000	**80,710**
1.8% yen convertible bonds due 2003	**49,210**	49,210	**397,175**
0.4% yen convertible bonds due 2005	**92,493**	92,493	**746,513**
0% yen convertible bonds due 2000	**–**	30,000	**–**
0.75% yen convertible bonds due 2015	**12,126**	–	**97,869**
	383,829	434,703	**3,097,894**
Loans, principally from banks:			
Secured, bearing interest from 1.30% to 7.42% in 2001 and 0.35% to 7.65% in 2000, maturing in installments through 2034	**292,152**	339,756	**2,357,965**
Unsecured, bearing interest from 1.35% to 8.01% in 2001 and 1.44% to 8.16% in 2000, maturing in installments through 2022	**177,584**	235,295	**1,433,285**
	469,736	575,051	**3,791,250**
	853,565	1,009,754	**6,889,144**
Less current portion	**93,354**	166,032	**753,462**
	¥760,211	¥ 843,722	**$6,135,682**

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligation becomes due, or in the event of default and certain other specified events, to offset cash deposits against such obligations due to the bank.

Certain bonds and notes and foreign currency loans are guaranteed by domestic banks and foreign banks.

The convertible bonds at March 31, 2001 were convertible into the following numbers of shares of common stock at the following current conversion prices:

	Conversion price per share		Number of shares
1.8% yen convertible bonds due 2003	¥2,052.60	($16.57)	23,974,471
0.4% yen convertible bonds due 2005	¥1,148.00	($ 9.27)	80,568,815
0.75% yen convertible bonds due 2015	¥ 302.00	($ 2.44)	40,152,318

The following assets were pledged as collateral for short-term and long-term debt at March 31, 2001:

	Yen (Millions)	U.S. dollars (Thousands)
Property and equipment, at net book value:		
Flight equipment	¥301,477	$2,433,228
Ground property and equipment	159,719	1,289,096
	¥461,196	$3,722,324

The aggregate annual maturities of long-term debt after March 31, 2001 are as follows:

	Yen (Millions)	U.S. dollars (Thousands)
2002	¥ 93,354	$ 753,462
2003	148,024	1,194,705
2004	50,618	408,539
2005 and thereafter	561,569	4,532,438
	¥853,565	$6,889,144

The amounts in the above table have been calculated on the assumption that all outstanding convertible bonds at March 31, 2001 would not be converted prior to maturity.

7. Retirement benefits plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans, tax qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amount of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheet as of March 31, 2001 for the Company and the consolidated subsidiaries' defined benefit plans:

	Yen (Millions)	U.S. dollars (Thousands)
Retirement benefit obligation	¥(324,396)	$(2,618,208)
Plan assets at fair value	123,228	994,576
Unfunded retirement benefit obligation	(201,168)	(1,623,632)
Unrecognized net retirement benefit obligation at transition	103,132	832,381
Unrecognized actuarial loss	20,814	167,990
Unrecognized prior service cost	(45)	(363)
Gross amount recognized	(77,267)	(623,624)
Prepaid pension cost	401	3,236
Accrued employee's retirement benefits	¥ (77,668)	$ (626,860)

The government sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table.

The components of retirement benefit expenses for the year ended March 31, 2001 are as follows:

	Yen (Millions)	U.S. dollars (Thousands)
Service cost	¥15,570	$125,666
Interest cost	10,586	85,440
Expected return on plan assets	(6,835)	(55,166)
Amortization of net retirement benefit obligation at transition	7,366	59,451
Amortization of actuarial (gain) or loss	–	–
Amortization of prior service cost	0	0
Net periodic pension and severance cost	¥26,687	$215,391

8. Income taxes

The Company is subject to a number of taxes on income (corporation tax, inhabitants tax and enterprise tax) which in aggregate resulted in a normal corporate tax rate of 42.05% in 2001 and 2000.

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at March 31, 2001 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Deferred tax assets:			
Tax loss carry-forward	**¥ 21,308**	¥ 11,430	**$ 171,977**
Accrued employees' retirement benefits	**12,307**	6,425	**99,330**
Unrealized gain on inventories and property and equipment	**9,912**	14,486	**80,000**
Valuation loss on investments in securities	**–**	6,135	**–**
Accrued expenses	**3,018**	1,848	**24,359**
Allowance for doubtful accounts	**1,467**	–	**11,840**
Other	**9,787**	9,070	**78,991**
Total gross deferred tax assets	**57,799**	49,394	**466,497**
Less valuation allowance	**(25,624)**	(18,025)	**(206,812)**
Net deferred tax assets	**32,175**	31,369	**259,685**
Deferred tax liabilities:			
Special depreciation reserve and special account reserve for reduction in land	**(4,350)**	(2,178)	**(35,109)**
Other	**(2,650)**	(256)	**(21,388)**
Total gross deferred tax liabilities	**(7,000)**	(2,434)	**(56,497)**
Net deferred tax assets	**¥ 25,175**	¥ 28,935	**$ 203,188**

Reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2001 is as follows:

Statutory tax rate	42.05%
Reconciliation:	
Change in valuation allowance and related adjustments	(12.87)
Entertainment expenses not qualifying for deduction	1.94
Inhabitants tax per capita levy	0.38
Amortization of goodwill	0.30
Equity in income of affiliates	(0.26)
Other	(1.28)
Effective income tax rate	30.26%

The reconciliation for the year ended March 31, 2000 is not disclosed because income before income taxes and minority interests was in a loss.

9. Leases

(a) Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities is summarized as follows.

Estimated acquisition costs, estimated amount of accumulated depreciation and estimated net book value of the lease properties at March 31, 2001 and 2000 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Aircraft:			
Estimated acquisition costs	**¥236,121**	¥236,121	**$1,905,738**
Estimated amount of accumulated depreciation	**98,711**	76,765	**796,699**
Estimated net book value	**137,410**	159,356	**1,109,039**
Others:			
Estimated acquisition costs	**18,879**	19,228	**152,373**
Estimated amount of accumulated depreciation	**8,833**	8,431	**71,291**
Estimated net book value	**10,046**	10,796	**81,082**
Total:			
Estimated acquisition costs	**255,000**	255,349	**2,058,111**
Estimated amount of accumulated depreciation	**107,544**	85,196	**867,990**
Estimated net book value	**¥147,456**	¥170,152	**$1,190,121**

Outstanding finance lease obligations at March 31, 2001 and 2000 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Current portion of finance lease obligations	**¥ 24,322**	¥ 23,665	**$ 196,303**
Long-term finance lease obligations	**133,840**	156,405	**1,080,226**
	¥158,162	¥180,071	**$11,276,529**

Estimated amount of depreciation, estimated finance charges and lease expenses for the years ended March 31, 2001 and 2000 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Estimated amount of depreciation by the straight-line method over the lease period	**¥24,836**	¥24,769	**$200,452**
Estimated interest costs	**5,384**	6,094	**43,454**

Annual lease expenses charged to income were ¥29,339 million ($236,796 thousand) and ¥29,331 million in 2001 and 2000, respectively.

(b) Operating leases

The rental payments required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year at March 31, 2001 and 2000 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Current portion of operating lease obligations	**¥ 46,648**	¥ 44,604	**$ 376,497**
Long-term operating lease obligations	**167,369**	193,001	**1,350,839**
	¥214,017	¥237,606	**$1,727,336**

10. Shareholders' equity

(a) Common stock and capital surplus

Under the Japanese Commercial Code, at least 50% of the issue price of new shares, with a minimum of the par value thereof, is required to be credited to the common stock account. Any remaining excess of proceeds over amounts credited to the common stock account is required to be credited to the capital surplus account.

(b) Deficit

Deficit at March 31, 2001 and 2000 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Legal reserve	**¥ 10,301**	¥ 10,301	**$ 83,140**
Special depreciation reserve	**2,206**	2,583	**17,805**
General reserve	**1,600**	1,600	**12,914**
Special account reserve for reduction in land	**785**	785	**6,336**
Unappropriated retained earnings (deficit)	**(38,896)**	(79,648)	**(313,932)**
	¥(24,004)	¥(64,379)	**$(193,737)**

The special depreciation reserve and the special account reserve for reduction in land have been provided for purposes of tax deferral. These reserves must be recorded on the books of account in retained earnings (deficit) and are required to be reversed to taxable income in the future. Under the Special Taxation Measures Law, the Company is permitted to provide special depreciation on new aircraft, for two fiscal years, at the maximum rate of 9% of aggregate acquisition costs. The special depreciation reserve thus provided is reversed evenly to taxable income over the subsequent seven years as appropriations of retained earnings (deficit). See Note 15.

Because of the implementation of deferred tax accounting during the year ended March 31, 2001, the special depreciation reserve and the special account reserve for reduction in land at March 31, 2001 are stated net of related deferred taxes. See Note 2 (b).

Under the Japanese Commercial Code, the Company is required to appropriate as a legal reserve an amount equal to at least 10% of appropriations paid by cash until the reserve equals 25% of the stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be capitalized by resolution of the Board of Directors. The legal reserve in the accompanying consolidated financial statements includes only that of the Company. The Company's equity in the legal reserves of its consolidated subsidiaries is included in consolidated retained earnings.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company and in accordance with the Japanese Commercial Code.

11. Commitments and contingent liabilities

At March 31, 2001, commitments outstanding for the acquisition or construction of property and equipment amounted to approximately ¥424,136 million ($3,423,212 thousand).

The Company and consolidated subsidiaries were contingently liable as guarantor of loans, principally to affiliates, amounting to ¥11,488 million ($92,720 thousand) at March 31, 2001.

The Company executed contracts with certain financial institutions that require the Company to deposit amounts equivalent to the face value of bonds to be matured and related interest to be paid until maturity and the financial institutions to subsequently pay the financial obligations on behalf of the Company. This type of financial arrangement allows the Company to remove such financial obligations from the balance sheet and to report them as contingent liabilities, although the Company is still legally liable to bondholders for such obligations. At March 31, 2001, the Company was contingently liable under such arrangements in the amount of ¥50,000 million ($403,551 thousand).

12. Derivatives

Summarized below are contract amount, notional amount and unrealized gain or loss of the derivative transactions outstanding at March 31, 2000:

	Yen (Millions)
	2000
Forward foreign exchange contracts, principally U.S. dollars:	
Contract amount:	
To buy foreign currencies	¥54,578
To sell foreign currencies	152
	54,426
Market value, net	51,393
Unrealized gain (loss)	(3,033)
Interest rate swaps:	
Notional amount:	
Receive-fixed interest rate swaps	20,000
Pay-fixed interest rate swaps	18,326
	38,326
Market value, net	18
Unrealized gain, net	18
Commodity options and swaps, principally fuel swaps:	
Notional amount	5,785
Market value including option premium, net	237
Unrealized gain, net	197

The above information on forward exchange contracts excludes those applied to payables and receivables denominated in foreign currencies in the balance sheets.

13. Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other businesses" in the following industry segment information.

Other segment information of the Company and its subsidiaries such as geographical breakdown of sales and assets is not disclosed because of its insignificance.

The segment information for the years ended March 31, 2001 and 2000 is as follows:

Year ended March 31, 2001	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
	Yen (Millions)						
Operating revenues	¥ 964,888	¥139,155	¥71,586	¥104,006	¥1,279,635	¥ –	¥1,279,635
Intra-group sales and transfers	73,396	13,702	12,113	87,109	186,320	(186,320)	–
Total	1,038,284	152,857	83,699	191,115	1,465,955	(186,320)	1,279,635
Operating expenses	965,948	151,379	79,868	184,717	1,381,912	(184,520)	1,197,392
Operating income (loss)	¥ 72,336	¥ 1,478	¥ 3,831	¥ 6,398	¥ 84,043	¥ (1,800)	¥ 82,243

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,112,105	¥38,808	¥140,129	¥216,431	¥1,507,473	¥(56,053)	¥1,451,420
Depreciation and amortization	50,199	371	4,874	3,889	59,333	–	59,333
Capital expenditure	90,787	1,474	2,709	8,407	103,377	(8,986)	94,391

Year ended March 31, 2001	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
	U.S. dollars (Thousands)						
Operating revenues	$7,787,635	$1,123,123	$577,772	$ 839,436	$10,327,966	$ –	$10,327,966
Intra-group sales and transfers	592,380	110,589	97,764	703,060	1,503,793	(1,503,793)	–
Total	8,380,015	1,233,712	675,536	1,542,496	11,831,759	(1,503,793)	10,327,966
Operating expenses	7,796,190	1,221,783	644,616	1,490,857	11,153,446	(1,489,265)	9,664,181
Operating income (loss)	$ 583,825	$ 11,929	$ 30,920	$ 51,639	$ 678,313	$ (14,528)	$ 663,785

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	$8,975,827	$313,220	$1,130,985	$1,746,820	$12,166,852	$(452,405)	$11,714,447
Depreciation and amortization	405,157	2,994	39,338	31,389	478,878	–	478,878
Capital expenditure	732,744	11,897	21,864	67,853	834,358	(72,526)	761,832

Year ended March 31, 2000	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
	Yen (Millions)						
Operating revenues	¥920,447	¥124,408	¥65,688	¥ 99,104	¥1,209,647	¥ –	¥1,209,647
Intra-group sales and transfers	60,056	11,469	11,685	77,117	160,327	(160,327)	–
Total	980,503	135,877	77,373	176,221	1,369,974	(160,327)	1,209,647
Operating expenses	954,811	132,551	73,535	176,439	1,337,336	(159,248)	1,178,088
Operating income (loss)	¥ 25,692	¥ 3,326	¥ 3,838	¥ (218)	¥ 32,638	¥ (1,079)	¥ 31,559

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,141,468	¥21,729	¥214,557	¥210,685	¥1,588,439	¥(53,822)	¥1,534,617
Depreciation and amortization	50,077	183	4,622	3,559	58,441	–	58,441
Capital expenditure	96,413	423	18,186	5,295	120,317	(9,501)	110,816

14. Supplementary cash flow information

Reconciliation of the difference between cash and cash equivalents at end of year and cash and marketable securities stated in the consolidated balance sheets as of March 31, 2001 and 2000 is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Cash	**¥152,755**	¥160,300	**$1,232,889**
Marketable securities	**56,564**	83,934	**456,529**
	209,319	244,234	**1,689,418**
Time deposits with maturities of more than three months	**(1,107)**	(1,073)	**(8,934)**
Marketable securities with maturities of more than three months	**(495)**	(5,721)	**(3,995)**
Cash and cash equivalents at end of year	**¥207,717**	¥237,440	**$1,676,489**

Significant non-cash transactions for the year ended March 31, 2001 are as follows:

	Yen (Millions)	U.S. dollars (Thousands)
Conversion of convertible bonds:		
Credited to common stock	¥13,936	$112,478
Credited to capital surplus	¥13,936	$112,478
	¥27,872	$224,956

15. Subsequent event

At the shareholders' meeting held on June 28, 2001, the following appropriations from unappropriated retained earnings (deficit) of the Company were approved by the shareholders:

	Yen (Millions)	U.S. dollars (Thousands)
Transfer from special depreciation reserve, net of deferred taxes	¥ 564	$ 4,552
Transfer to special account reserve for reduction in fixed assets, net of deferred taxes	3,560	28,733

16. Differences between Japanese accounting principles and International Accounting Standards

As stated in Note 1, the consolidated financial statements of the Company are principally prepared in conformity with accounting principles and practices generally accepted in Japan, which differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Accounting principles and practices generally accepted in Japan differ from International Accounting Standards (IAS) in the following material respects:

(a) Finance leases

IAS require to recognize finance leases as assets and liabilities in the balance sheet at an amount equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments.

Accounting principles and practices generally accepted in Japan allow a company either to recognize finance leases as assets and liabilities in the balance sheet as required by IAS or to account for them as operating leases, unless ownership of the leased property is transferred to the lessee at the end of the lease term. In the latter case, certain information, as presented in Note 9, is required to be disclosed.

(b) Impairment of property and equipment

IAS require a company to carry property and equipment at its cost less any accumulated depreciation, subject to the requirement to write an asset down to its recoverable amount. The carrying amount of property and equipment should be reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount.

Accounting principles and practices generally accepted in Japan do not require a company to assess the recoverability and recognize impairment of property and equipment, if any.

The Board of Directors
All Nippon Airways Co., Ltd.

We have audited the consolidated balance sheets of All Nippon Airways Co., Ltd. and consolidated subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of All Nippon Airways Co., Ltd. and consolidated subsidiaries at March 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis, except for the accounting changes, which we concur, as described in Note 2(h) to the consolidated financial statements.

As described in Note 2 to the consolidated financial statements, All Nippon Airways Co., Ltd. and consolidated subsidiaries have adopted new accounting standards for consolidation and tax-effect accounting effective the year ended March 31, 2000 and for employee' retirement benefits, financial instruments and foreign translations effective the year ended March 31, 2001 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2001 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Century Ota Showa & Co.

Century Ota Showa & Co.

Tokyo, Japan
June 28, 2001

See Note 1 to the consolidated financial statements which explains the basis of preparing the consolidated financial statements of All Nippon Airways Co., Ltd. under Japanese accounting principles and practices.

Non-consolidated Balance Sheets

All Nippon Airways Co., Ltd.
As of March 31, 2001 and 2000

	Yen (Millions)		U.S. dollars (Thousands)
ASSETS	**2001**	2000	**2001**
Current assets:			
Cash	**¥ 101,758**	¥ 102,070	**$ 821,292**
Marketable securities	**46,207**	67,425	**372,945**
Accounts receivable, less allowance for doubtful accounts (¥264 million in 2001 and ¥368 million in 2000)	**66,430**	58,680	**536,163**
Accounts receivable from and advances to subsidiaries and affiliates	**28,165**	27,692	**227,327**
Aircraft spare parts and supplies	**43,671**	42,956	**352,477**
Deferred income taxes	**4,871**	3,717	**39,317**
Prepaid expenses and other current assets	**22,814**	32,437	**184,135**
Total current assets	**313,920**	334,978	**2,533,658**
Investments and long-term receivables:			
Investments in securities	**28,912**	22,776	**233,354**
Investments in and advances to subsidiaries and affiliates	**96,370**	157,168	**777,810**
Lease and guaranty deposits	**5,943**	6,125	**47,972**
Housing loans to employees	**1,018**	7,853	**8,224**
Other long-term receivables	**9,207**	19,330	**74,317**
Total investments and long-term receivables	**141,453**	213,255	**1,141,678**
Property and equipment:			
Flight equipment	**967,508**	916,936	**7,808,781**
Ground property and equipment	**423,179**	438,362	**3,415,490**
	1,390,687	1,355,299	**11,224,271**
Less accumulated depreciation	**(774,906)**	(774,111)	**(6,254,290)**
	615,780	581,187	**4,969,981**
Advance payments on aircraft purchase contracts	**22,739**	45,405	**183,527**
Construction in progress	**2,637**	4,273	**21,288**
Net property and equipment	**641,157**	630,867	**5,174,797**
Deferred income taxes — non-current	**7,046**	4,377	**56,875**
Other assets	**24,310**	18,068	**196,207**
Total assets	**¥1,127,888**	¥1,201,546	**$ 9,103,218**

LIABILITIES AND SHAREHOLDERS' EQUITY	Yen (Millions) 2001	Yen (Millions) 2000	U.S. dollars (Thousands) 2001
Current liabilities:			
Current portion of long-term debt	**¥ 80,180**	¥ 131,806	**$ 647,135**
Accounts and notes payable — trade	**83,301**	66,824	**672,332**
Accounts payable to subsidiaries and affiliates	**28,379**	21,993	**229,047**
Advance ticket sales	**31,331**	40,041	**252,880**
Accrued expenses	**26,603**	33,477	**214,720**
Accrued income taxes	**11,376**	118	**91,822**
Other current liabilities	**8,270**	9,362	**66,748**
Total current liabilities	**269,443**	303,625	**2,174,688**
Long-term liabilities:			
Long-term debt, less current portion	**614,599**	662,212	**4,960,449**
Accrued employees' retirement benefits	**61,371**	54,069	**495,329**
Reserve for losses on related businesses	**448**	4,335	**3,616**
Other long-term liabilities	**12,225**	7,735	**98,671**
Total long-term liabilities	**688,644**	728,353	**5,558,067**
Shareholders' equity:			
Common stock, par value ¥50 per share:			
Authorized — 2,203,200,000 shares			
Issued, 2001 — 1,535,023,084 shares	**86,079**	–	**694,752**
Issued, 2000 — 1,442,725,111 shares	**–**	72,142	**–**
Capital surplus	**104,072**	90,135	**839,975**
Legal reserve	**10,301**	10,301	**83,139**
Deficit	**(32,021)**	(3,011)	**(258,443)**
Unrealized holding gains on securities	**1,367**	–	**11,038**
Total shareholders' equity	**169,800**	169,567	**1,370,462**
Total liabilities and shareholders' equity	**¥1,127,888**	¥1,201,546	**$9,103,218**

Non-consolidated Statements of Operations

All Nippon Airways Co., Ltd.
Years ended March 31, 2001 and 2000

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Operating revenues:			
Passenger	**¥801,192**	¥759,894	**$6,466,444**
Cargo	**67,057**	66,306	**541,225**
Incidental and other	**98,338**	85,648	**793,691**
	966,588	911,849	**7,801,361**
Operating expenses:			
Aircraft and flight operations	**279,998**	263,456	**2,259,876**
Aircraft maintenance	**99,520**	95,969	**803,229**
In-flight services	**67,852**	70,136	**547,641**
Flight control and ground handling	**208,489**	211,572	**1,682,721**
Reservations, sales and advertising	**138,589**	145,566	**1,118,557**
General and administrative	**28,469**	32,015	**229,776**
Depreciation and amortization	**47,252**	46,430	**381,378**
Other costs	**29,992**	26,095	**242,068**
	900,164	891,243	**7,265,250**
Operating income	**66,424**	20,605	**536,111**
Non-operating income (expenses):			
Interest and dividend income	**2,511**	2,136	**20,273**
Gain on sale of property and equipment	**3,413**	3,724	**27,549**
Interest expenses	**(23,226)**	(26,974)	**(187,463)**
Valuation loss on investments in subsidiaries and affiliates	**(50,538)**	(701)	**(407,898)**
Other — net	**(22,300)**	(14,357)	**(179,984)**
	(90,140)	(36,171)	**(727,523)**
Loss before income taxes	**23,715**	15,565	**191,412**
Income taxes			
Current	**11,609**	144	**93,696**
Deferred	**(6,315)**	(5,976)	**(50,974)**
Net loss	**¥ 29,009**	¥ 9,732	**$ 234,134**

	Yen		U.S. dollars
	2001	2000	**2001**
Net loss per share	**¥19.96**	¥6.75	**$0.16**

Non-consolidated Statements of Shareholders' Equity

All Nippon Airways Co., Ltd.
Years ended March 31, 2001 and 2000

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Common stock:			
Balance at beginning of year	**¥ 72,142**	¥ 72,142	**$ 582,260**
Conversion of convertible bonds	**13,936**	–	**112,478**
Balance at end of year	**86,079**	72,142	**694,746**
Capital surplus:			
Balance at beginning of year	**90,135**	90,135	**727,482**
Conversion of convertible bonds	**13,936**	–	**112,478**
Balance at end of year	**104,072**	90,135	**839,968**
Legal reserve:			
Balance at beginning of year	**10,301**	10,301	**83,139**
Transfer from retained earnings	**–**	–	**–**
Balance at end of year	**10,301**	10,301	**83,139**
Deficit:			
Balance at beginning of year	**(3,011)**	4,603	**(24,308)**
Loss for year	**(29,009)**	(9,732)	**(234,134)**
Cash dividends paid	**–**	–	**–**
Transfer to legal reserve	**–**	–	**–**
Prior period deferred tax adjustment	**–**	2,117	**–**
Balance at end of year	**(32,021)**	(3,011)	**(258,443)**
Unrealized holding gain on securities:			
Balance at beginning of year	**–**	–	**–**
Net change during year	**1,367**	–	**11,038**
Balance at end of year	**1,367**	–	**11,038**
Total shareholders' equity	**¥169,800**	¥169,567	**$1,370,462**

Non-consolidated Statements of Cash Flows

All Nippon Airways Co., Ltd.
Years ended March 31, 2001 and 2000

	Yen (Millions)		U.S. dollars (Thousands)
	2001	2000	**2001**
Cash flows from operating activities:			
Loss before income taxes	**¥ (23,715)**	¥ (15,565)	**$ (191,412)**
Adjustments to reconcile income before income taxes to net cash provided by operating activities:			
Depreciation and amortization	**47,252**	46,430	**381,378**
(Income) loss on disposal and sale of property and equipment	**11,738**	6,903	**94,738**
Increase (decrease) in allowance for doubtful accounts	**12,207**	(145)	**98,523**
Interest expenses	**23,226**	26,974	**187,463**
Interest and dividend income	**(2,511)**	(2,136)	**(20,273)**
Exchange (gain) loss	**(840)**	5,047	**(6,780)**
(Increase) decrease in accounts receivable	**(5,827)**	(7,349)	**(47,030)**
(Increase) decrease in other current assets	**4,691**	(1,961)	**37,861**
Increase (decrease) in accounts and notes payable — trade	**22,360**	4,064	**180,468**
Other — net	**36,081**	9,695	**291,226**
Cash generated from operations	**124,662**	71,957	**1,006,150**
Interest and dividends received	**2,395**	2,136	**19,330**
Interest paid	**(19,805)**	(26,974)	**(159,847)**
Income taxes paid	**(42)**	1,553	**(339)**
Other — net	**7,807**	454	**63,010**
Net cash provided by operating activities	**115,017**	49,126	**928,305**
Cash flows from investing activities:			
Purchase of property and equipment	**(83,054)**	(91,700)	**(670,331)**
Proceeds from sales of property and equipment	**13,252**	13,633	**106,957**
Purchase of securities investments	**(28,758)**	(1,409)	**(232,106)**
Proceeds from sale of investments in securities	**28,448**	24,071	**229,604**
Payment for advances	**(30,218)**	(26,997)	**(243,890)**
Collection of advances	**29,736**	27,805	**240,000**
Other — net	**7,615**	(555)	**61,461**
Net cash used in investing activities	**(62,979)**	(55,152)	**(508,305)**
Cash flows from financing activities:			
Proceeds from long-term debt	**28,900**	34,200	**233,253**
Repayment of long-term debt	**(77,265)**	(58,843)	**(623,608)**
Proceeds from issuance of bonds	**39,321**	105,000	**317,361**
Repayment of bonds	**(63,000)**	(20,000)	**(508,475)**
Other — net	**0**	(1,025)	**0**
Net cash (used in) provided by financing activities	**(72,044)**	59,332	**(581,469)**
Effect of exchange rate changes on cash and cash equivalents	**840**	(5,047)	**6,780**
Net (decrease) increase in cash and cash equivalents	**(19,166)**	48,259	**(154,689)**
Cash and cash equivalents at beginning of year	**167,131**	118,872	**1,348,918**
Cash and cash equivalents at end of year	**¥147,965**	¥167,131	**$1,194,229**

Selected Financial and Operational Data

Years ended March 31

Consolidated	1997	1998	1999	2000	2001	Non-consolidated 1997	1998	1999	2000	2001
Financial Results (¥ millions)										
For the Year										
Operating revenues	1,021,742	1,080,506	1,070,773	1,209,647	**1,279,635**	887,406	910,276	903,024	911,849	**966,588**
Operating income (loss)	20,593	6,149	(5,161)	31,559	**82,243**	18,015	646	(13,159)	20,605	**66,424**
Net income (loss)	4,298	(5,398)	(4,732)	(15,201)	**40,286**	3,915	(2,675)	(6,588)	(9,732)	**(29,009)**
Interest expenses	46,327	43,838	40,305	38,950	**35,079**	34,642	30,958	28,344	26,974	**23,226**
Net cash flow	80,215	69,076	68,688	43,240	**99,619**	71,375	62,720	58,390	36,698	**18,243**
At Year-End										
Current assets	281,802	343,819	396,660	443,052	**419,296**	236,252	277,027	299,430	334,978	**313,920**
Investments and long-term receivables	159,103	185,089	145,597	147,701	**132,368**	215,946	250,352	213,893	213,255	**141,453**
Property and equipment and other assets	826,811	853,493	852,932	943,864	**899,756**	620,250	625,273	623,745	653,312	**672,514**
Total assets	1,267,716	1,382,401	1,395,189	1,534,617	**1,451,420**	1,072,450	1,152,654	1,137,069	1,201,546	**1,127,888**
Current liabilities	321,257	358,753	384,874	498,502	**425,786**	225,512	218,707	232,276	303,625	**269,443**
Shareholders' equity	137,759	118,031	112,315	97,456	**150,500**	190,773	183,771	177,182	169,567	**169,800**
Working capital	(39,455)	(14,934)	11,786	(55,450)	**(6,490)**	10,740	58,320	67,153	31,353	**44,476**
Interest-bearing debt:										
Short-term debt	146,260	169,514	197,105	268,618	**175,519**	71,846	53,194	73,507	131,806	**80,180**
Long-term debt	717,579	818,704	807,021	843,722	**760,211**	585,954	679,063	660,155	662,212	**614,599**
Total	863,839	988,218	1,004,126	1,112,340	**935,730**	657,800	732,257	733,662	794,019	**694,779**

Note: Net cash flow = depreciation and amortization + net income (loss)

	1997	1998	1999	2000	2001	Non-consolidated 1997	1998	1999	2000	2001
Financial Ratios										
Profitability *(%)*										
Operating income margin	2.0	0.6	–	2.6	**6.4**	2.0	0.1	–	2.3	**6.9**
Net income margin	0.4	–	–	–	**3.1**	0.4	–	–	–	**–**
Return on assets	0.3	–	–	–	**2.7**	0.3	–	–	–	**–**
Return on equity	3.1	–	–	–	**32.5**	2.0	–	–	–	**–**
Efficiency *(times)*										
Asset turnover	0.8	0.8	0.8	0.8	**0.9**	0.8	0.8	0.8	0.8	**0.9**
Safety/Stability *(times)*										
Current ratio	0.9	1.0	1.0	0.9	**1.0**	1.0	1.3	1.3	1.1	**1.2**
Equity ratio	10.9	8.5	8.1	6.4	**10.4**	17.8	15.9	15.6	14.1	**15.1**
Debt/equity ratio	6.3	8.4	8.9	11.4	**6.2**	3.4	4.0	4.1	4.7	**4.1**
Interest coverage	0.6	0.3	0.1	1.0	**2.6**	0.6	0.1	–	0.8	**2.9**
Payout ratio (%, non-consolidated only)						110.6	–	–	–	**–**

Note: Payout ratio = cash dividends per common stock / net income per common share

	Consolidated					Non-consolidated				
	1997	1998	1999	2000	**2001**	1997	1998	1999	2000	**2001**
Operating Statistics										
Available seat-km (ASK, millions):										
Domestic	54,167	56,787	59,875	60,093	**61,074**	50,244	51,932	54,633	53,952	**54,570**
International	23,532	28,359	31,138	33,772	**32,446**	23,425	28,218	30,928	33,593	**32,266**
Total	77,699	85,146	91,013	93,865	**93,520**	73,669	80,150	85,561	87,546	**86,836**
Revenue passenger-km (RPK, millions):										
Domestic	34,439	36,009	37,009	38,411	**38,469**	32,004	33,157	34,002	34,824	**34,829**
International	15,932	18,835	20,562	22,510	**24,124**	15,858	18,773	20,433	22,399	**23,990**
Total	50,371	54,844	57,572	60,921	**62,592**	47,862	51,930	54,435	57,223	**58,818**
Load factor (%):										
Domestic	63.6	63.4	61.8	63.9	**63.0**	63.7	63.8	62.2	64.5	**63.8**
International	67.7	66.4	66.0	66.7	**74.4**	67.7	66.5	66.1	66.7	**74.4**
Total	64.8	64.4	63.3	64.9	**66.9**	65.0	64.8	63.6	65.4	**67.7**
Passenger yield (¥/RPK):										
Domestic	19.2	18.3	17.7	17.0	**17.5**	18.9	18.0	17.2	16.7	**17.1**
International	10.1	9.6	8.5	8.0	**8.6**	10.0	9.6	8.5	8.0	**8.6**
Operating expenses per available seat-km (Unit costs, ¥/ASK)	12.0	11.5	10.9	10.3	**10.5**	11.8	11.3	10.7	10.2	**10.4**

Note: Consolidated figures are the results of ANA, ANK, and ADK; other businesses are not included.

	Consolidated					Non-consolidated				
	1997	1998	1999	2000	**2001**	1997	1998	1999	2000	**2001**
Employee Data										
Air Transportation										
Average number of employees	15,996	16,316	16,590	15,886	**14,856**	14,675	14,950	15,237	14,517	**13,426**
ASK per employee (millions)	4.9	5.2	5.5	5.9	**6.3**	5.0	5.4	5.6	6.0	**6.5**
RPK per employee (millions)	3.1	3.4	3.5	3.8	**4.2**	3.3	3.5	3.6	3.9	**4.4**
All Business Segments										
Average number of employees	21,240	22,956	25,420	28,064	**29,831**	14,675	14,950	15,237	14,517	**13,426**
Operating revenues per employee (¥ millions)	48	47	42	43	**43**	60	61	59	63	**72**
Operating income per employee (¥ millions)	1.0	0.3	–	1.1	**2.8**	1.2	0.0	–	1.4	**4.9**

	Consolidated					Non-consolidated				
	1997	1998	1999	2000	**2001**	1997	1998	1999	2000	**2001**
Operating Income (Loss) Composition (¥ millions)										
Air transportation	16,736	583	(10,817)	25,692	**72,336**	18,015	646	(13,159)	20,605	**66,424**
Travel services	–	–	(229)	3,326	**1,478**					
Hotel operations	–	–	2,975	3,838	**3,831**					
Other businesses	–	–	3,137	(218)	**6,398**					
Airline-related businesses	4,007	5,632	–	–	**–**					
Intercompany eliminations	(150)	(66)	(227)	(1,079)	**(1,800)**					
Total	20,593	6,149	(5,161)	31,559	**82,243**	18,015	646	(13,159)	20,605	**66,424**

Note: Travel services, hotel operations, and other businesses are included in airline-related businesses and are not disclosed separately in the periods prior to the year ended March 31, 1999, because of their insignificance.

	1997	1998	1999	2000	**2001**	1997	1998	1999	2000	**2001**
Operating Expenses Composition										
Aircraft:										
Aircraft and flight operations	265,752	280,090	274,489	284,152	**303,208**	239,905	250,867	253,830	263,456	**279,998**
Aircraft maintenance	107,986	115,468	101,927	72,850	**75,085**	88,547	92,887	96,319	95,969	**99,520**
	373,738	395,558	376,416	357,002	**378,293**	328,452	343,754	350,149	359,425	**379,518**
Services:										
In-flight services	77,698	80,808	68,565	62,029	**59,543**	74,474	74,072	75,259	70,136	**67,852**
Flight control and ground handling	229,513	249,308	256,499	240,599	**240,382**	208,416	216,791	225,368	211,572	**208,489**
	307,211	330,116	325,064	302,628	**299,925**	282,890	290,863	300,627	281,708	**276,341**
Reservations, sales and advertising	167,882	193,289	180,899	200,197	**221,038**	128,791	143,046	139,979	145,566	**138,589**
General and administrative	50,165	58,564	50,167	39,604	**29,241**	41,667	44,599	33,008	32,015	**28,469**
Depreciation and amortization	75,917	74,474	73,420	58,441	**59,333**	67,460	65,395	64,978	46,430	**47,252**
Other costs	26,236	22,356	69,968	220,216	**209,562**	20,127	21,968	27,437	26,095	**29,992**
Expenses	1,001,149	1,074,357	1,075,934	1,178,088	**1,197,392**	869,391	909,630	916,183	891,243	**900,164**
Financial Resources										
External funds:										
Bonds issued	100,000	125,000	30,000	105,000	**39,321**	100,000	125,000	30,000	105,000	**39,321**
Proceeds from long-term debt	41,249	44,565	55,161	72,574	**35,608**	8,980	26,750	41,100	34,200	**28,900**
Increase (decrease) in short-term loans	15,458	37,576	6,687	(13,104)	**(19,780)**	(22)	–	–	–	**–**
Repayment of long-term debt and bonds	(212,155)	(82,761)	(74,621)	(117,789)	**(209,014)**	(204,339)	(77,291)	(68,375)	(78,843)	**(140,265)**
Net external funds	(55,448)	124,380	17,227	46,681	**(153,865)**	(95,381)	74,458	2,725	60,357	**(72,044)**
Internal funds:										
Net income (loss)	4,298	(5,398)	(4,732)	(15,201)	**40,286**	3,915	(2,675)	(6,588)	(9,732)	**(29,009)**
Depreciation and amortization	75,917	74,474	73,420	58,441	**59,333**	67,460	65,395	64,978	46,430	**47,252**
Total internal funds	80,215	69,076	68,688	43,240	**99,619**	71,375	62,720	58,390	36,698	**18,243**
Total funds	24,767	193,456	85,915	89,921	**(54,246)**	(24,006)	137,178	61,114	97,055	**(53,801)**
Capital expenditure	95,431	95,617	72,928	110,816	**94,391**	61,773	78,257	59,454	91,700	**83,054**

Eleven-Year Comparative Summary

All Nippon Airways Co., Ltd. and its consolidated subsidiaries

Years ended March 31 (¥ millions, except share and per share amounts and operating statistics)

Consolidated

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
For the Year											
Operating revenues:											
Passenger	**813,156**	778,765	788,414	813,208	793,184	759,324	729,677	729,656	762,725	748,149	682,010
Cargo	**68,649**	67,763	63,599	60,056	56,432	50,770	45,058	41,478	41,287	42,123	40,817
Incidental and other	**397,830**	363,119	218,760	207,242	172,126	157,208	139,509	86,032	84,807	84,802	80,544
Total	**1,279,635**	1,209,647	1,070,773	1,080,506	1,021,742	967,302	914,244	857,166	888,819	875,074	803,371
Operating expenses	**1,197,392**	1,178,088	1,075,934	1,074,357	1,001,149	939,547	899,464	854,107	870,980	830,907	772,132
Operating income (loss)	**82,243**	31,559	(5,161)	6,149	20,593	27,755	14,780	3,059	17,839	44,167	31,239
Income (loss) before income taxes and minority interests	**63,289**	(22,689)	(2,430)	(4,391)	12,694	1,491	(1,534)	(6,264)	9,223	20,705	24,768
Net income (loss)	**40,286**	(15,201)	(4,732)	(5,398)	4,298	(8,572)	(7,471)	(9,364)	(1,167)	7,369	11,506
At Year-End											
Total assets	**1,451,420**	1,534,617	1,395,189	1,382,401	1,267,716	1,335,477	1,365,076	1,384,304	1,411,190	1,317,469	1,208,958
Long-term liabilities	**868,784**	935,726	895,533	902,550	802,197	834,154	905,208	922,634	892,189	889,767	757,150
Shareholders' equity	**150,500**	97,456	112,315	118,031	137,759	136,710	154,209	170,196	184,685	194,547	193,946
Per Share Data (¥)											
Net income (loss)	**27.75**	(10.54)	(3.28)	(3.74)	2.98	(5.94)	(5.18)	(6.49)	(0.81)	5.13	8.37

Note: The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during each year, after giving retroactive effect to the free share distribution of common stock in May 1991.

Non-consolidated

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
For the Year											
Operating revenues:											
Passengers (domestic)	**595,618**	580,802	584,161	596,732	603,993	594,326	590,402	583,298	614,269	612,682	570,153
Passengers (international)	**205,573**	179,091	172,969	180,018	158,796	138,958	112,769	103,918	107,176	102,106	85,249
Cargo (domestic)	**27,178**	26,655	26,728	26,063	28,339	27,363	27,199	26,505	26,919	28,263	28,627
Cargo (international)	**39,879**	39,650	35,370	32,622	26,730	22,078	16,712	13,986	13,490	13,152	11,576
Incidental and other	**98,338**	85,648	83,795	74,840	69,547	63,246	55,534	47,044	46,498	42,948	37,780
Total	**966,588**	911,849	903,024	910,276	887,406	845,973	802,619	774,752	808,354	799,152	733,388
Operating expenses:											
Personnel	**166,544**	167,994	176,083	178,669	175,127	174,702	171,686	171,994	173,798	164,713	151,884
Fuel and fuel tax	**140,914**	122,516	116,082	125,291	124,091	103,795	98,211	99,088	105,274	102,869	103,281
Depreciation and amortization	**47,252**	46,430	64,978	65,395	67,460	66,948	74,781	78,127	99,974	103,642	96,220
Other	**545,454**	554,303	559,040	540,275	502,713	473,220	441,865	419,960	411,243	388,751	356,683
Total	**900,164**	891,243	916,183	909,630	869,391	818,665	786,543	769,169	790,289	759,975	708,068
Operating income	**66,424**	20,605	(13,159)	646	18,015	27,307	16,076	5,582	18,065	39,177	25,319
Net income (loss)	**(29,009)**	(9,732)	(6,588)	(2,675)	3,915	3,092	4,209	(2,912)	2,422	7,600	10,694
At Year-End											
Total assets	**1,127,888**	1,201,546	1,137,069	1,152,654	1,072,450	1,167,249	1,214,728	1,271,352	1,313,243	1,221,342	1,104,481
Long-term liabilities	**688,644**	728,353	727,610	750,176	656,164	696,354	803,728	855,618	825,278	819,078	674,842
Shareholders' equity	**169,800**	169,567	177,182	183,771	190,773	191,180	192,416	192,534	201,257	206,118	205,461
Common shares outstanding at year-end (thousands)	**1,535,023**	1,442,725	1,442,725	1,442,725	1,442,724	1,442,719	1,442,719	1,442,719	1,442,719	1,442,719	1,374,015
Per Share Data (¥)											
Net income (loss)	**(19.96)**	(6.75)	(4.57)	(1.85)	2.71	2.14	2.92	(2.02)	1.68	5.29	7.78
Operating Statistics											
Passenger yield (¥/RPK):											
Domestic	**17.1**	16.7	17.2	18.0	18.9	19.6	20.4	21.3	21.9	21.9	21.6
International	**8.6**	8.0	8.5	9.6	10.0	10.3	10.3	10.9	10.6	11.1	12.6
Unit costs (¥/ASK):	**10.4**	10.2	10.7	11.3	11.8	11.9	12.5	13.0	13.8	14.5	15.2
Available seat-km (millions):											
Domestic	**54,570**	53,952	54,633	51,932	50,244	49,242	46,945	44,416	42,280	39,218	36,592
International	**32,266**	33,594	30,928	28,218	23,425	19,527	15,755	14,776	15,191	13,194	9,892
Revenue passenger-km (millions):											
Domestic	**34,828**	34,824	34,002	33,157	32,004	30,305	28,910	27,327	28,026	27,951	26,399
International	**23,989**	22,399	20,433	18,773	15,858	13,506	10,958	9,554	10,071	9,191	6,762
Load factor (%):											
Domestic	**63.8**	64.5	62.2	63.8	63.7	61.5	61.6	61.5	66.3	71.3	72.1
International	**74.4**	66.7	66.1	66.5	67.7	69.2	69.6	64.7	66.3	69.7	68.4

Notes: Domestic passenger yield = domestic airline passenger operating revenues / domestic revenue passenger-km
International passenger yield = international airline passenger operating revenues / international passenger-km
Unit costs = operating expenses / available seat-km

ANA and Its Principal Subsidiaries and Affiliates

(As of March 31, 2001)

AIR TRANSPORTATION (Subsidiaries 28, Affiliates 7)

Air Transport

● All Nippon Airways Co., Ltd.
✦ Air Nippon Co., Ltd.
✦ Air Japan Co., Ltd.
✦ Air Hokkaido Co., Ltd.
✦ International Flight Training Academy, Inc.
✧ All Nippon Helicopter, Co., Ltd.
✧ Nippon Cargo Airlines Co., Ltd.

Flight Support

✦ ANA Catering Service Co., Ltd.
✦ Osaka Airport Service Co., Ltd.
✦ International Airport Utility Co., Ltd.
✦ New Kansai International Airport Service Co., Ltd.
✦ ANA Aircraft Maintenance Co., Ltd.
✦ ANA Aerotech Co., Ltd.
✦ ANA Nagasaki Engineering Co., Ltd.
and 16 other consolidated subsidiaries,
and 2 other affiliates accounted for by the equity method

TRAVEL SERVICES (Subsidiaries 16, Affiliates 4)

✦ All Nippon Airways Travel Co., Ltd.
✦ ANA Sky Holiday Tours Co., Ltd.
✦ ANA Travel Kyushu Co., Ltd.
✦ All Nippon Airways World Tours Co., Ltd.
✦ All Nippon Airways Travel Hokkaido Co., Ltd.
✦ Fukushima Air Service Co., Ltd.
✦ ANA World Tours (Europe) Ltd.
✧ Ryokou Keikaku Co., Ltd.
✧ ANA Nangoku Airport Service Co., Ltd.
and 6 other consolidated subsidiaries,
and 1 other affiliate accounted for by the equity method

HOTEL OPERATIONS (Subsidiaries 26, Affiliates 5)

✦ ANA Enterprises, Ltd.
✦ Okinawa ANA Resort Co., Ltd.
✦ ANA Property Management Co., Ltd.
✦ ANA Hotel Sapporo Co., Ltd.
✦ ANA Hotel Kanazawa Co., Ltd.
✦ ANA Hotel Hakata Co., Ltd.
✦ ANA Hotel Hiroshima Co., Ltd.
✦ ANA Hotel Tokyo Co., Ltd.
✦ ANA Hotels, Ltd.
✦ ANA Hotels Management Co., Ltd.
✦ ANA Holding Pty Ltd.
✦ Lilyvale Hotel Pty, Ltd.
✦ ANA International Europe B.V.
✦ Grand Hotel Ges.M.B.H.
✧ Ryukyu Development Co., Ltd.
✧ Beijing New Century Hotel Co., Ltd.
and 11 other consolidated subsidiaries,
and 2 other affiliates accounted for by the equity method

OTHER BUSINESSES (Subsidiaries 77, Affiliates 38)

✦ Infini Travel Information, Inc.
✦ ANA Hotel Network Systems, Ltd.
✦ ANA Communications Co., Ltd.
✦ ANA Business Create Co., Ltd.
✦ ANA Information Systems Planning Co., Ltd.
✦ ANA Trading Duty Free Co., Ltd.
✦ All Nippon Airways Trading Co., Ltd.
✦ Japan Fresh Foods Co., Ltd.
✦ ANA Trading Corp., U.S.A.
✦ ANK Trading Co., Ltd.
✦ ANA Real Estate Co., Ltd.
✦ ANA Real Estate Hawaii, Inc.
✦ Winglet Co., Ltd.
✦ ANA Trading Aircraft Co., Ltd.
✧ Komatsu Airport Fueling Facilities Co., Ltd.
✧ Kochi Airport Fueling Facilities Co., Ltd.
✧ Jamco Corporation
and 34 other consolidated subsidiaries,
and 4 subsidiaries and 14 other affiliates accounted for by the equity method

Total 147 subsidiaries and 54 affiliates:
113 subsidiaries are consolidated, and
6 subsidiaries and 26 affiliates are accounted for by the equity method

✦ Consolidated subsidiary
✧ Accounted for by the equity method

(As of June 30, 2001)

HEAD OFFICE

3-5-10, Haneda Airport,
Ota-ku, Tokyo 144-0041, Japan
TEL: 81-3-5756-9596
FAX: 81-3-5756-5659

OVERSEAS SALES OFFICES

United States

New York
1251 Avenue of the Americas,
Suite 820,
New York, NY 10020, U.S.A.
TEL: 1-212-840-3700
FAX: 1-212-840-3704

Washington, D.C.
1101, 16th Street, N.W., Suite 400,
Washington, DC 20036, U.S.A.
TEL: 1-202-857-0950
FAX: 1-202-223-6010

Chicago
O'Hare Plaza, One Suite 805,
8725 West Higgins Road,
Chicago, IL 60631, U.S.A.
TEL: 1-773-380-6080
FAX: 1-773-380-1905

San Francisco
1350 Old Bayshore Highway,
Suite 460,
Burlingame, CA 94010, U.S.A.
TEL: 1-650-762-3300
FAX: 1-650-762-3310

Los Angeles
2050 W. 190th Street, Suite 100,
Torrance, CA 90504, U.S.A.
TEL: 1-310-782-3000
FAX: 1-310-782-3120

Honolulu
300 Rodgers Boulevard, #47,
Honolulu International Airport,
Honolulu, HI 96819-1897,
U.S.A.
TEL: 1-808-838-0190
FAX: 1-808-838-0191

Guam
Guam International Air Terminal,
P.O. Box 8707,
Tamuning, GU 96931, U.S.A.
TEL: 1-671-642-5588
FAX: 1-671-646-9070

Europe

London
100 George Street,
London, W1H 5RH, U.K.
TEL: 44-20-7569-0900
FAX: 44-20-7569-0921

Paris
114, Avenue Des
Champs-Elysées,
75008 Paris, France
TEL: 33-1-53-83-52-20
FAX: 33-1-53-75-12-11

Frankfurt
Rossmarkt 13,
60311, Frankfurt am Main,
Germany
TEL: 49-69-29976-0
FAX: 49-69-285045

Vienna
Opernring 1/R/509,
1010 Vienna, Austria
TEL: 43-1-587-8921
FAX: 43-1-587-8930

Brussels
285 Avenue Louise,
1050 Brussels, Belgium
TEL: 32-2-639-0380
FAX: 32-2-647-5149

Moscow
Sredny Tishinsky Pereulok,
28/1, Business Center,
Chaika Plaza-2, Moscow, Russia
TEL: 7-095-777-0351
FAX: 7-095-777-0353

Asia/Oceania

Beijing
Room N200,
Beijing Fortune Building,
No.5 Dong San Huan Bei Lu,
Chao, Yang District,
Beijing 100004, P.R. of China
TEL: 86-10-6590-9171
FAX: 86-10-6590-9175

Tianjin
1st Floor, Hyatt Tianjin,
219 Jie Fang North Road,
Tianjin 300042, P.R. of China
TEL: 86-22-2330-4289
FAX: 86-22-2330-4260

Shenyang
Room No. 2-116, Tower 1,
City Plaza Shenyang No. 206,
Nanjing North Street,
Heping District, Shenyang 110001,
P.R. of China
TEL: 86-24-2334-1611
FAX: 86-24-2334-1100

Dalian
Senmao Building,
147 Zhongshan Road,
Xigang District, Dalian 116011,
P.R. of China
TEL: 86-411-360-6611
FAX: 86-411-360-6622

Qingdao
Haitian Hotel,
48 Hong Kong West Road,
Qingdao 266071, P.R. of China
TEL: 86-532-386-9722
FAX: 86-532-386-9724

Shanghai
Suite 808, Shanghai Centre,
1376 Nanjing Xi Lu,
Shanghai, P.R. of China
TEL: 86-21-6279-7007
FAX: 86-21-6279-7002

Xiamen
Room 205,
Holiday Inn Harbourview Xiamen,
12-8 Zhen Hai Road,
Xiamen 361001, P.R. of China
TEL: 86-592-205-2206, 2179
FAX: 86-592-211-0537

Hong Kong
Suite 501,
One International Finance Centre,
No. 1 Harbour View Street,
Central, Hong Kong,
P.R. of China
TEL: 852-2848-4111
FAX: 852-2845-9111

Seoul
Room 1501, Seoul Center Building,
91-1 Sokong-Dong, Chung-ku,
Seoul 100, Republic of Korea
TEL: 82-2-752-1190
FAX: 82-2-753-3941

Taipei (ANK)
8th Floor, No.117, SEC.2,
Changan E. Road, Taipei,
Taiwan, R.O.C.
TEL: 886-2-8500-2480
FAX: 886-2-2516-3134

Bangkok
2nd Floor, C.P. Tower Building,
313 Silom Road,
Bangkok 10500, Thailand
TEL: 66-2-238-5131
FAX: 66-2-238-5134

Ho Chi Minh City
Suite 220, Airlines Representative
Office Building,
Tan Son Nhat International Airport,
Ho Chi Minh City, Vietnam
TEL: 84-8-8487141
FAX: 84-8-8487152

Mumbai (Bombay)
The Oberoi Towers,
Rooms 1101 & 1103,
Nariman Point,
Mumbai 400 021, India
TEL: 91-22-282-8685
FAX: 91-22-282-8789

Yangon
2nd Floor, Sakura Tower,
339 Bogyoke Aung San Road,
Kyauktada Township, Yangon,
Union of Myanmar
TEL: 95-1-255415
FAX: 95-1-255417

Kuala Lumpur
Suite 11.01, 11th Floor,
Wisma Goldhill No. 67,
Jalan Raja Chulan 50200,
Kuala Lumpur, Malaysia
TEL: 60-3-202-5393
FAX: 60-3-202-5400

Singapore
80 Robinson Road, #18-01,
Singapore 068898
TEL: 65-323-4333
FAX: 65-224-6627

Sydney
Level 32, The Chifley Tower,
2 Chifley Square, Sydney,
N.S.W. 2000, Australia
TEL: 61-2-9367-6700
FAX: 61-2-9232-5936

DOMESTIC SALES OFFICES

Sapporo
Tokyo
Nagoya
Osaka
Fukuoka
Okinawa
and 41 other cities

(As of August 1, 2001)

International Network


Washington, D.C. (Reagan National)
Boston
Cleveland
Columbus
Cincinnati
Indianapolis
Orlando
Miami
Atlanta
Buffalo
Charlotte
Dallas
Dayton
Detroit
Minneapolis
New Orleans
New York (Newark)
New York (La Guardia)
Philadelphia
Pittsburgh
Raleigh Durham
Saint Louis
Houston
Denver
Salt Lake City
Las Vegas
Phoenix
San Diego
Portland
Tucson
Mexico City
Guadalajara
Toronto
Vancouver
Seattle
Chicago
New York (JFK)
Washington, D.C. (Dulles)
San Francisco
Los Angeles
Honolulu
São Paulo
Rio de Janeiro
Berlin
Munich
Düsseldorf
Hamburg
Geneva
Vienna
Amsterdam
London
Frankfurt*
Paris
Vienna*
Tokyo
Nagoya
Osaka
Fukuoka
Shenyang
Beijing
Tianjin
Dalian
Seoul
Qingdao
Shanghai
Taipei (ANK)
Xiamen
Hong Kong
Dubai
Mumbai (Bombay)
Bangkok
Kuala Lumpur
Hanoi
Ho Chi Minh City
Singapore
Guam
Brisbane
Sydney

● Cities served by ANA

◎ Cities served by code-sharing

* The Osaka (Kansai)–Vienna and Osaka (Kansai)–Frankfurt routes are served by code-share flights.

Domestic Network



Rebun
Wakkanai
Rishiri
Okhotsukmonbetsu
Memanbetsu
Nakashibetsu
Asahikawa
Kushiro
Sapporo (Okadama)
Sapporo (Chitose)
Okushiri
Hakodate
Aomori
Odate-Noshiro
Akita
Shonai
Yamagata
Sendai
Niigata
Fukushima
Toyama
Komatsu
Tokyo (Haneda)
Tokyo (Narita)
Nagoya
Yonago
Tottori
Iwami
Okayama
Osaka (Itami)
Oshima
Hiroshima
Tsushima
Yamaguchi/Ube
Taka-matsu
Osaka (Kansai)
Miyakejima
Fukuoka
Matsuyama
Tokushima
Kochi
Saga
Oita
Hachijojima
Nagasaki
Gotofukue
Kumamoto
Miyazaki
Kagoshima
Amamioshima
Okinawa (Naha)
Ishigaki
Miyako
● Cities served by ANA
● Cities served by subsidiaries

Management Members

(As of June 28, 2001)



Kichisaburo Nomura
Chairman of the Board



Yoji Ohashi
President & CEO



Yoshiyuki Nakamachi
Senior Executive Vice President



Isao Yagi
Senior Executive Vice President



Manabu Ouchi



Yasushi Morohashi



Kazuhisa Shin



Yuzuru Maki



Hiromichi Toya



Koichiro Ono



Suguru Omae



Mineo Yamamoto

Chairman of the Board

Kichisaburo Nomura*

President & Chief Executive Officer

Yoji Ohashi*

Senior Executive Vice Presidents

Yoshiyuki Nakamachi*
Isao Yagi*

Senior Managing Director

Manabu Ouchi*

Managing Directors

Yasushi Morohashi*
Kazuhisa Shin*
Yuzuru Maki*
Hiromichi Toya*
Koichiro Ono*
Suguru Omae*
Mineo Yamamoto*

Senior Directors

Katsuhiko Kitabayashi*
Koji Ono*
Seitaro Taniguchi
Yoshinori Ueyama

Corporate Auditors

Kazuhiko Komiya
Wataru Kubo
Yoshiro Ito
Shigeru Ono

Senior Vice Presidents

Koichi Nomura
Tadashi Yamamoto
Yasuhiko Kimoto
Tadashi Ota

Masahiko Takada
Tatsuro Kadowaki
Satoshi Kawabata
Masao Nakano
Kenichiro Hamada
Tetsuro Itakura
Hitoshi Nakajima
Hidemitsu Kawauchi
Makoto Nagase
Akinori Nomoto

On April 1, 2001, ANA implemented a senior vice president system.
* *Also holds a position as senior vice president.*

nvestor Information

(As of March 31, 2001)

Date of Foundation
December 27, 1952

Head Office
3-5-10, Haneda Airport,
Ota-ku, Tokyo 144-0041, Japan
TEL: 81-3-5756-9596
FAX: 81-3-5756-5659
URL: http://www.ana.co.jp/

Number of Employees
29,358 (Consolidated)
13,090 (Non-consolidated)

Paid-in Capital
¥86,079,793,277

Number of Shares of Common Stock
Authorized: 2,203,200,000 shares
Issued: 1,535,023,084 shares

Number of Shareholders
168,616

Stock Listings
Tokyo, Osaka, London, and Frankfurt

Major Shareholders

	Number of shares held (Thousands)	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd. (Trust account)[1]	82,541	5.38%
Nagoya Railroad Co., Ltd.[2]	67,310	4.38
Kyoei Life Insurance Co., Ltd.	32,854	2.14
The Tokio Marine and Fire Insurance Co., Ltd.	30,549	1.99
The Asahi Shimbun	24,376	1.59
The Dowa Fire and Marine Insurance Co., Ltd.	23,085	1.50
All Nippon Airways Co., Ltd., Employee Stock Ownership Association	22,635	1.47
The Sakura Bank, Limited	21,881	1.43
The Bank of Tokyo-Mitsubishi, Ltd.	21,188	1.38
Tokyu Corporation	20,171	1.31
Total	346,594	22.58

Notes: 1. Shares held by Japan Trustee Services Bank, Ltd. (JTSB), were initially entrusted to The Sumitomo Trust and Banking Co., Ltd., or The Daiwa Bank, Limited, and subsequently entrusted by those institutions to JTSB.
2. The 67,310 shares held by Nagoya Railroad Co., Ltd., include 8,500 shares associated with retirement benefit trust agreements for Nagoya Railroad employees.

Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.
1-10, Nikko-cho, Fuchu, Tokyo 183-8701, Japan

Auditor
Century Ota Showa & Co.*

** As of July 1, 2001, Century Ota Showa & Co. changed its corporate name to Shin Nihon & Co.*

American Depositary Receipts
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: ALNPY
CUSIP: 016630303
Depositary: The Bank of New York
101 Barclay Street, 22 West,
New York, NY 10286, U.S.A
TEL: 1-212-815-2042
URL: http://www.adrbny.com

Stock Price and Ratios
Non-consolidated

	1997	1998	1999	2000	**2001**
Stock Price* (¥):					
High	1,200	790	685	422	**454**
Low	739	468	335	219	**250**
PER (times):					
High	442.8	–	–	–	**–**
Low	272.7	–	–	–	**–**
Price/Cash Flow Ratio (times):					
High	24.3	18.2	16.9	16.6	**38.2**
Low	14.9	10.8	8.3	8.6	**21.0**
PBR (times):					
High	9.1	6.2	5.6	3.6	**4.1**
Low	5.6	3.7	2.7	1.9	**2.3**
Net Income (Loss) per Share (¥)	2.71	(1.85)	(4.57)	(6.75)	**(19.96)**
Equity per Share (¥)	132.23	127.38	122.81	117.53	**110.62**

** Tokyo Stock Exchange*

Stock Price Range



(¥)
800
600
400
200
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7
1998
1999
2000
2001

Trading Volume



(Millions)
120
100
80
60
40
20
0
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7
1998
1999
2000
2001

ANA

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